Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

June 28, 2022

Re:	Grayscale Stellar Lumens Trust (XLM)
Registration Statement on Form 10 Filed May 5, 2022 File No. 000-56434

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Ben Phippen
Amit Pande Christopher Wall Sonia Bednarowski

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the sponsor (the “Sponsor”) of Grayscale Stellar Lumens Trust (XLM) (the “Trust”), this letter sets forth the Sponsor’s responses to the comments provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated June 13, 2022 on the registration statement on Form 10-12G (the “Registration Statement”) relating to the registration of the Trust’s shares (the “Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Sponsor has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Registration Statement, including Exhibit 99.1 (the “Information Statement”), which reflects these revisions and updates certain other information. For the Staff’s convenience, each comment is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Information Statement.

Exhibit 99.1

General

1.

Please disclose as of a recent date the percentage of the total circulating supply of XLM held by the Trust and discuss any material risks associated with the size of the Trust’s position. Please also discuss whether this percentage ownership will allow the Trust or the Sponsor to participate in or otherwise influence the development of the Stellar Network.

The Sponsor has revised the disclosure on page 5 of the Information Statement in response to the Staff’s comment.

2.

We note your description of XLM as being created through a “hard fork in the Ripple Network” and as having several similarities with XRP, a crypto asset created by Ripple Labs. Please disclose the differences and similarities between XLM and XRP, including any differences or similarities in the creation, promotion or sale of each crypto asset. In addition, please disclose, in your summary section, a summary of XLM’s differences and similarities with XRP, and state that the outcome of the SEC’s enforcement action against XRP may affect the

U.S. Securities and Exchange Commission

Sponsor’s analysis regarding the status of XLM as a “security” under the U.S. federal securities laws and that, if XRP is found to be a security, this may have a material adverse effect on the Trust and the Shares. In this regard, we note your disclosure on page 37.

The Sponsor has revised the disclosure on pages 4 and 5 of the Information Statement in response to the Staff’s comment.

3.	Please provide us with your analysis that XLM is not a security under Section 2(a)(1) of the Securities Act.

In response to the Staff’s comment, the Sponsor has provided the Staff with a memorandum of counsel analyzing XLM under the federal securities laws, which is included as Exhibit A hereto.

Cover Page

4.

Please clarify here and throughout that the Shares quoted on the OTCQX have traded at both a premium and a discount to the value of the Trust’s Digital Asset Holdings per Share. In this regard, we note that from January 1, 2022 to April 28, 2022, the maximum discount of the closing price of the Shares quoted on OTCQX below the value of the Trust’s Digital Asset Holdings per Share was 10% and the average discount was 4%.

The Sponsor has revised the disclosure on the cover page and throughout the Information Statement in response to the Staff’s comment.

Overview

The Trust and the Shares, page 4

5.

We note your disclosure that Stellar Lumens has a current circulating supply of 24.7 billion, that, as of December 31, 2021, the 24-hour trading volume of Stellar Lumens was approximately $303 million, and that, as of December 31, 2021, the aggregate market value of Stellar Lumens was $6.6 billion. So that investors have a point of comparison, please disclose the circulating supply Bitcoin, the 24-hour trading volume of Bitcoin and the aggregate market value of Bitcoin. In this regard, we note that you compare Stellar Lumens to Bitcoin throughout the registration statement.

The Sponsor has revised the disclosure on page 4 of the Information Statement in response to the Staff’s comment.

6.

Please revise to disclose here that, as of December 31, 2021, XLM was the 28th largest crypto asset by market capitalization as tracked by CoinMarketCap.com. In this regard, we note your disclosure on page 23.

The Sponsor has revised the disclosure on page 4 of the Information Statement in response to the Staff’s comment.

7.

Please revise to include a summary of the Stellar Development Foundation’s current role in the distribution of XLM and the percentage of XLM it currently holds. In addition, please revise to include a summary of how the validation on the Stellar Network differs from proof-of-work and proof-of-stake.

The Sponsor has revised the disclosure on pages 4-5 of the Information Statement in response to the Staff’s comment.

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U.S. Securities and Exchange Commission

8.

Please summarize the privacy features of XLM. In this regard, we note your disclosure on page 28 that “[s]ervice providers may decide to terminate their relationships with the Trust due to concerns that the introduction of privacy enhancing features to the Stellar Network may increase the potential for XLM to be used to facilitate crime, exposing such service providers to potential reputational harm.”

The Sponsor has revised the disclosure on pages 15 and 30 of the Information Statement in response to the Staff’s comment.

9.

Please revise to include a discussion of the fact that XLM has seen limited use and acceptance by the market for its primary purpose, and expand the first complete risk factor on page 14 to describe more fully the limited use and acceptance of XLM for its primary purpose. In this regard, we note your disclosure on page 57.

The Sponsor has revised the disclosure on pages 4 and 15 of the Information Statement in response to the Staff’s comment.

Summary of Risk Factors, page 9

10.

Please revise the second to the last bullet point on page 9 to disclose that, as of December 31, 2021, SDF held 25 billion of the 50 billion XLM. Similarly, please revise the first risk factor on page 16 to disclose the percentage of XLM held by SDF.

The Sponsor has revised the disclosure on page 10 of the Information Statement in response to the Staff’s comment.

Risk Factors

Risk Factors Related to Digital Assets, page 12

11.

Please discuss risks related to the perception that the Stellar Network may not be a decentralized network due to the fact that one entity controls and distributes XLM and that there are a limited number of validators. Discuss what impact this may have on the success and adoption of XLM. Please also consider revising your statement on page 57 that the Stellar Network has “many” validators to disclose the number of validators the Stellar Network currently has.

The Sponsor has revised the disclosure on pages 16, 53 and 61 of the Information Statement in response to the Staff’s comment.

12.

Given the Stellar Network’s primary function as a cross-currency payment platform, please include risks related to the use of the Stellar Network for money laundering or other illicit purposes, and the effect that such activities could have on the value of XLM and the Trust’s shares, including, but not limited to, the risk of potential criminal or civil suits or the removal of XLM from crypto asset exchanges.

The Sponsor has revised the disclosure on page 22 of the Information Statement in response to the Staff’s comment.

If the digital asset award for validating blocks, page 16

13.	Please revise to disclose here that validators do not receive a digital asset reward for acting on the Stellar Network.

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U.S. Securities and Exchange Commission

The Sponsor has revised the disclosure on page 20 of the Information Statement in response to the Staff’s comment.

Competition from the emergence or growth of other digital assets, page 23

14.	We note your disclosure on page 24 that XLM is currently supported by fewer “regulated exchanges” than crypto assets such as Bitcoin and Ether. Please clarify what you mean by “regulated exchanges.”

The Sponsor has revised the disclosure on page 26 of the Information Statement in response to the Staff’s comment.

Risk Factors Related to the Trust and the Shares

The Trust Agreement includes provisions that limit shareholders’ voting, page 32

15.

We note your disclosure on page 32 that the derivative actions provision in the Trust Agreement does not apply to claims under the federal securities laws and the rules and regulations thereunder, but Section 7.4 of your Trust Agreement in Exhibit 4.1 is silent as to whether the provision applies to claims under the Securities Act or Exchange Act. Please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Sponsor has amended the Trust Agreement to state that this provision does not apply to federal securities law claims, and has filed the amendment as Exhibit 4.3 to Registration Statement.

The Sponsor is solely responsible for determining the value, page 33

16.

We note your disclosure on page 53 that on February 1, 2022 the Index Price Provider and the Sponsor entered into the Index License Agreement. If material, please disclose how the use of the Index Price under the current agreement impacted the Trust and investors as compared to the methodology used under the prior agreement.

The Sponsor has revised the disclosure on page 56 of the Information Statement in response to the Staff’s comment.

Risk Factors Related to the Regulation of the Trust and the Shares

A determination that ZEN or any other digital asset is a “security,” page 36

17.

We note your disclosure on page 36 that the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve and your disclosure on page 36 that the Sponsor acknowledges that XLM may in the future be found by the SEC or a federal court to be a security notwithstanding the Sponsor’s conclusion that XLM is not a security. Please revise here to clarify that XLM, based on the relevant facts as they exist today, may be a security under the federal securities laws.

The Sponsor has revised the disclosure on page 38 of the Information Statement in response to the Staff’s comment.

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U.S. Securities and Exchange Commission

18.

We note your disclosure on page 37 regarding the impact of the SEC’s complaint against the promoters of XRP alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws but were not. Please expand your discussion of the impact of the SEC’s action against the promoters of XRP to disclose that the Sponsor subsequently terminated and liquidated the Grayscale XRP Trust (XRP).

The Sponsor has revised the disclosure on page 40 of the Information Statement in response to the Staff’s comment.

Regulatory changes or actions in foreign jurisdictions may, page 38

19.

We note your disclosure on page 39 that “[f]oreign laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the digital asset economy in . . . Russia . . ., or otherwise negatively affect the value of XLM.” Please disclose whether Russia’s invasion of Ukraine has impacted the value of XLM or trading volume of XLM.

The Sponsor has revised the disclosure on page 41 of the Information Statement in response to the Staff’s comment.

Overview of Stellar Lumens

Creation of New XLM, page 49

20.

Please explain further the differences, and any potential risks that may be associated with the fact that the Stellar Development Foundation created the full amount of XLM and then distributes it via its distribution procedures, as opposed to block creation via mining, or validation, as associated with crypto assets such as Bitcoin. Please explain how a centralized distribution procedure, which can be changed by the SDF, may present risks as to the future volume or price of XLM.

The Sponsor has revised the disclosure on pages 26-27 of the Information Statement in response to the Staff’s comment.

The Index and the Index Price, page 52

21.

We note your disclosure on page 53 that the Sponsor agreed to the Index License Agreement with the Index Provider on February 1, 2022 and terminated a previous license agreement. To the extent that the quantitative disclosure throughout regarding the Trust’s Digital Asset Holdings are based upon a different methodology than the one used in the current Index License Agreement, please explain the material differences between how the index price under such previous agreement was calculated and how the Index Price under the present Index License Agreement is calculated, and explain the reason for terminating the previous agreement and entering into the present Index License Agreement.

The Sponsor has revised the disclosure on page 56 of the Information Statement in response to the Staff’s comment.

22.	Please confirm that you have provided a materially complete description of the Index Price methodology.

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U.S. Securities and Exchange Commission

The Sponsor confirms that it believes it has provided a materially complete description of the Index Price methodology. For the Staff’s reference, beginning in March 2022, the Index Provider has made public the CoinDesk Lumens Price Index (XLMX). The full methodology is available at: https://s3.us-west-2.amazonaws.com/media.tradeblock.com/index-docs/CoinDesk+Single+Digital+Asset+Price+Indices+Methodology.pdf.

Forms of Attack Against the Stellar Network, page 56

23.

We note your disclosure on page 56 that “the Stellar Network requires users to maintain a list of trusted validators to verify transactions on the Stellar Ledger,” and that “[i]f a malicious actor were to gain control over a sufficient number of trusted validators it would have the ability to manipulate the Stellar Ledger and thus the Stellar Network.” Please expand your disclose here to explain who is considered a “user,” how each user maintains a list of validators, and how a malicious actor would gain control of validators.

The Sponsor has revised the disclosure on page 60 of the Information Statement in response to the Staff’s comment.

*                *                  *

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein
Chief Executive Officer
Grayscale Investments, LLC

June 28, 2022	6

Exhibit A

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Memo

Date:	July 13, 2021

To:	Michael Sonnenshein Craig Salm Grayscale Investments, LLC

From:	Joseph A. Hall Zachary J. Zweihorn Ryan Johansen

Re:	Grayscale Digital Asset Analysis Framework

I.	Introduction

From time to time, Grayscale Investments, LLC (the “Sponsor”) considers the establishment of various investment vehicles (each, a “Trust”), the assets of which would be composed of one or more digital assets. We understand that, before making a final determination to create a new Trust, or to add another digital asset to the holdings of an existing Trust, the Sponsor makes a determination as to whether the digital asset in question is a “security” under the federal securities laws,1 to the extent such addition would cause the Trust to be treated as an “investment company” and subject to registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”).2

This memorandum (the “Base Memorandum”) summarizes the framework used by the Sponsor to analyze whether a given digital asset is a security under the federal securities laws, and is based upon similar analyses engaged in by the staff of the Securities and Exchange Commission (“SEC”) and the federal courts. Annexes to the Base Memorandum will be used from time to time to apply this framework to various digital assets.

As discussed in Section II of the Base Memorandum, the SEC has brought a number of enforcement actions concerning alleged illegal offerings of digital assets, and the SEC staff have at various points provided guidance as to the factors they believe make a digital asset more or less likely to be a security. Even so, the SEC and its staff have not made public statements or taken actions specifically examining the securities-law status of each and every digital asset, and accordingly, there is often substantial uncertainty over whether the SEC or a court would conclude that a given digital asset is a security. As a result, further developments in SEC enforcement practice and case law are likely to have a significant impact on the views expressed in the Base Memorandum and the Annexes, even if the status of specific digital assets discussed in the Annexes is not adjudicated.

In preparing the Annexes, we have relied upon publicly available materials and certain information that the Sponsor has provided to us. Because the ultimate determination of whether any given digital asset held by a Trust is a security under the federal securities laws would necessarily be based on facts and

[1]

Despite differences, the Supreme Court has indicated that the definitions of “security” under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are treated the same. SEC v. Edwards, 540 U.S. 389, 393 (2004), citing Reves v. Ernst & Young, 494 U.S. 56, 61 n.1 (1990). In addition, the “elements of Howey are also applicable to the [Investment Company Act].” SEC v. Banner Fund Int’l, 211 F.3d 602, 614 n.* (D.C. Cir. 2000).

[2]

Under the Investment Company Act, an investment company includes any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” 15 U.S.C. § 80a-3(a)(1)(C).

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circumstances specific to that digital asset, any facts not accurately reflected in these materials or in the relevant Annex could result in significant changes to the analysis and views expressed in the relevant Annex, including as to the reasonableness of the Sponsor’s conclusion that a given digital asset is not a security. Please note that each Annex is dated as of the date set forth therein, and except as noted therein has not been updated to reflect developments since such date and the date of the Base Memorandum.

If a given digital asset is determined by the SEC or a court to be a security under the federal securities laws, it would be very likely to have material adverse consequences for the digital asset and for the value of the shares of any Trust holding that digital asset. For example, it would likely become difficult or impossible for such a digital asset to be traded, cleared and custodied in the United States, which could in turn negatively affect the liquidity and general acceptance of the digital asset and cause users to migrate to other digital assets. Moreover, to the extent that a given digital asset is determined to be a security, and that digital asset—alone or in combination with other digital assets that are also determined to be securities—constitutes more than 40% of the assets of a Trust, subject to certain exceptions,3 that Trust is likely to be found to be an illegal, unregistered investment company, and the Trust and the Sponsor may be deemed to have participated in an illegal offering of investment company securities.

The reasonableness of the Sponsor’s position is not a factor in the determination of whether a given digital asset is, in fact, a security, and therefore the adverse consequences described above could occur regardless of whether the Sponsor had reasonable, though ultimately not definitive, grounds to conclude that a given digital asset is not a security.

The analyses in the Base Memorandum and the Annexes is limited to an analysis of whether each digital asset discussed herein may be a security under the federal securities laws at the point in time of the Sponsor’s initial acquisition of these digital assets to be held in one or more Trusts. This follows from the fact that, as discussed in further detail below, the Howey analysis must focus on the current status of a digital asset, rather than transactions in a digital asset that occurred in the past or other transactions involved with the network or protocol of which the digital asset at issue is a part. Further, even if a network or protocol related to a digital asset discussed herein may raise other issues under the federal securities laws, such as the potential operation of an unregistered securities exchange, and even if certain persons associated with the network or protocol were to face potential liability in relation to these matters, these other issues alone should not be determinative of whether the underlying digital asset is itself a security.

For similar reasons, the Base Memorandum and the Annexes also do not address any potential issues raised by any digital asset under other federal or state laws, such as those governing commodities, derivatives, anti-money laundering or sanctions compliance, traditional banking activities such as taking deposits and making loans, or taxation.

II.	Legal Framework

A.	Howey

The SEC indicated in a July 2017 report pursuant to Section 21(a) of the Exchange Act regarding the sale of digital assets known as “DAO Tokens”4 and in subsequent enforcement actions5 that it regards some

[3]	See, e.g., 17 CFR § 270.3a-2 (exception for transient investment companies).
[4]	SEC, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Rel. No. 81207 (July 25, 2017).
[5]

See, e.g., In re Munchee, Inc., Securities Act Rel. No. 10445 (Dec. 11, 2017) (the “Munchee order”); In re Paragon Coin, Inc., Securities Act Release No. 10574 (Nov. 16, 2018); In re CarrierEQ, Inc., Securities Act Rel. No. 10575 (Nov. 16, 2018).

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digital assets as securities under the federal securities laws because they are “investment contracts” under the test originally announced by the Supreme Court in SEC v. W.J. Howey Co.6 This section of the memorandum discusses the SEC’s application of Howey and its progeny to digital assets, as reflected in the SEC’s Digital Asset Framework,7 in certain staff statements and in enforcement actions and litigated cases.

Howey defines an “investment contract” as a contract or scheme that involves each of the following features: (i) an investment of money (ii) in a common enterprise (iii) made with a reasonable expectation of profits (iv) that is based predominantly upon the entrepreneurial or managerial efforts of the promoter or other third parties.8 The determination of whether a particular digital asset fulfills this test “requires an assessment of the economic realities underlying a transaction . . . . All of the relevant facts and circumstances are considered in making that determination.”9

1.	Investment of Money

The investment of money prong generally requires that an investor “give up a specific consideration in return for a separable financial interest with the characteristics of a security.”10 Consideration serving as an investment of money must be “tangible and definable.”11 Fiat currency is clearly “specific consideration,” but the federal courts and the SEC have stated that an investment of “money need not take the form of cash.”12

The Digital Asset Framework takes the view that the “investment of money” prong may also be satisfied where an investor provides “other type[s] of consideration,” including when an investor receives digital assets distributed via so-called “bounty programs,”13 in which incentives are offered to participants for various activities associated with an initial coin offering, or air drops.14 There are, however, reasonable arguments contrary to the Digital Asset Framework’s assertions in this regard.15

Digital assets may be acquired by various means and at various points in time. Because the focus of a Howey analysis is on the specific digital asset at a particular point in time,16 each materially distinct form of distribution must be examined independently under the investment of money prong. As a result, the fact that one form of distribution involved an investment of money and may have also satisfied the other prongs of the Howey test should not be determinative as to the conclusion of a Howey analysis with respect to the

[6]	328 U.S. 293, 301 (1946).
[7]	SEC Staff, Framework for “Investment Contract” Analysis of Digital Assets, https://www.sec.gov/files/dlt-framework.pdf (the “Digital Asset Framework”).
[8]	Howey, 328 U.S. at 301; see also Int’l Bhd. of Teamsters, Chauffeurs, Warehousemen & Helpers of Am. v. Daniel, 439 U.S. 551, 558-562 (1979); SEC v. Edwards, 540 U.S. 389, 393 (2004).
[9]

Munchee order, supra note 5, at 9 (internal quotation marks and citations omitted); see also SEC v. Telegram Grp. Inc., 448 F. Supp. 3d 352, 366 (S.D.N.Y. 2020), appeal withdrawn sub nom. SEC v. Telegram Grp., Inc., No. 20-1076, 2020 WL 3467671 (2d Cir. May 22, 2020) (citing Tcherepnin v. Knight, 389 U.S. 332, 336 (1967); United Hous. Found., Inc. v. Forman, 421 U.S. 837, 849 (1975)).

[10]	Daniel, supra note 8, at 559.
[11]	Id. at 560.
[12]

SEC, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Rel. No. 81207 at 11 (July 25, 2017) (internal quotation marks omitted) (the “DAO Report”).

[13]	Digital Asset Framework, supra note 7, at n.9.
[14]	Id.
[15]

See Joseph A. Hall, Howey, Ralston Purina and the SEC’s Digital Asset Framework, 52 REV. OF SEC. & COMMODITIES REG. 137 (June 19, 2019), https://www.davispolk.com/files/howey_ralston_purina_sec_digital_asset_framework.pdf (questioning the Digital Asset Framework’s “seemingly contradictory” assertion that the “investment of money” prong of Howey can be satisfied without an investment of money).

[16]

See William Hinman, Director, Division of Corporation Finance, SEC, Remarks at the Yahoo Finance All Markets Summit: Digital Asset Transactions: When Howey Met Gary (Plastic) (June 14, 2018), https://www.sec.gov/news/speech/speech-hinman-061418 (discussing the application of the federal securities laws to digital asset transactions).

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digital asset at the present time more generally. For example, with respect to Ether, William Hinman in his then-capacity as the SEC’s Director of the Division of Corporation Finance explained that it was appropriate to “put[] aside” Ether’s initial sale through an ICO, and in so doing expressed the view that “current offers and sales of Ether are not securities transactions.”17

2.	In a Common Enterprise

In the Digital Asset Framework, the SEC staff noted that although “federal courts require that there be either horizontal commonality or vertical community,” the SEC “does not require vertical or horizontal commonality per se, nor does it view a ‘common enterprise’ as a distinct element of the term ‘investment contract.’”18 As with the “investment of money” prong, there are reasonable arguments, supported by applicable case law, to be made to the contrary. Nevertheless, given the views of the staff, and given that the analysis of the “common enterprise” element is closely related to the final element of the Howey test regarding the reliance by investors on the efforts of others, the Base Memorandum and the Annexes do not explore the nuances of the common enterprise test in detail.

3.	Made with a Reasonable Expectation of Profits

The Supreme Court has explained that the reasonable expectation of profits aspect of the Howey test is meant to distinguish purchases of assets motivated by consumptive intent, which are not investment contracts, from purchases of assets motivated by the prospect of a return on investment. In other words, where a purchaser is not “‘attracted solely by the prospects of a return’ on his investment . . . [but] is motivated by a desire to use or consume the item purchased . . . the securities laws do not apply.”19 This is an objective inquiry that focuses on the promises and offers made to investors, rather than the “precise motivation” of any individual participant.20

Along these lines, the SEC determined that investors purchasing DAO Tokens reasonably expected to earn profits because “the various promotional materials disseminated by Slock.it and its co-founders informed investors that the DAO was a for-profit entity whose objective was to fund projects in exchange for a return on investment.21 The Digital Asset Framework further views an expectation of profit as likely when “[t]he digital asset gives the holder rights to share in the enterprise’s income or profits or to realize gain from capital appreciation of the digital asset.”22

A digital asset may attract investors who seek to profit from the investment even if the asset also has credible, real consumptive uses that are independent of the expectation of profit. When considering the varying motivations of holders of an asset, courts have asked which of the uses is “incidental” to the other.23 Stated otherwise, the question for this element is whether “the purchase of a token looks a lot like a bet on the success of the enterprise and not the purchase of something used to exchange for goods or services on the network.”24 To draw out these different potential motivations for purchase, courts and the SEC have focused on the actions of the promoter (to the extent there is one), as well as on the behavior of purchasers.

[17]	See id.
[18]	Digital Asset Framework, supra note 7 at n.10.
[19]	Forman, supra note 9, at 852-53.
[20]	Telegram, supra note 9, at 25.
[21]	DAO Report, supra note 12, at 11-12.
[22]	Digital Asset Framework, supra note 7.
[23]	See SEC v. SG Ltd., 265 F.3d 42, 54 (1st Cir. 2001).
[24]	See Hinman, supra note 16.

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The Digital Asset Framework focuses closely on the role played by third-party promoters in a digital asset’s “ecosystem,” stating that “[w]hen a promoter, sponsor, or other third party (or affiliated group of third parties) (each, an ‘Active Participant’ or ‘AP’) provides essential managerial efforts that affect the success of the enterprise, and investors reasonably expect to derive profit from those efforts,” then a digital asset is likely to be a security.25 Indeed, a transaction in digital assets that may not otherwise be a securities transaction for federal securities law purposes may nevertheless be characterized as such because of the activities of an AP, under a concept drawn from a broader principle articulated by the federal courts applying Howey prior to the invention of blockchain technology. In Gary Plastic,26 the Second Circuit held that certificates of deposit (“CDs”) purchased through a program managed by a broker-dealer qualified as investment contracts under Howey because of the activities of the broker-dealer, despite the Supreme Court’s holding in Marine Bank27 that conventional CDs did not fall under the purview of the federal securities laws. Noting that “Congress, in enacting the securities laws, did not intend to provide a broad federal remedy for all fraud,”28 the Marine Bank Court held that application of the federal securities laws to CDs was unnecessary because holders “are abundantly protected under the federal banking laws.”29 In Gary Plastic, by contrast, purchasers bought instruments that were unlike conventional CDs because, among other things, the broker-dealer “investigat[ed] issuers, market[ed] the CDs, and creat[ed] a secondary market” and investors were thus led to “expect profits derived solely from the efforts of” the broker-dealer.30

The motivations of purchasers are also a critical part of the reasonable expectation of profits analysis. For example, in SEC v. Kik Interactive, the court found that Kin token purchasers reasonably expected to earn profits, focusing on statements by Kik’s CEO that as demand for Kin rose, the “value of [Kin] would go up,” such that early purchasers “could make a lot of money.”31 Promoters may also reveal an intent to sell digital assets for investment purposes by, for example, selling the assets in increments that correlate with investment—rather than consumptive32—uses, or applying other terms that indicate the primary motivation is not for personal use or consumption.33 Similarly, the likely motivations of the parties were a focus in SEC v. Telegram, where the court stated that certain lock-up provisions in the Simple Agreement for Future Tokens (“SAFT”) at issue suggested the asset was a security because “simply put, a rational economic actor would not agree to freeze millions of dollars for up to 18 months (following a lengthy development period) if the purchaser’s intent was to obtain a substitute for fiat currency.”34 Conversely, promoters could

[25]	Id.
[26]	756 F.2d 230 (2d Cir. 1985).
[27]	Marine Bank v. Weaver, 455 U.S. 551 (1982).
[28]	Id. at 556.
[29]	Id. at 558.
[30]

Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230, 241 (2d Cir. 1985) (“Here investors are buying something more than an individual certificate of deposit. They are buying an opportunity to participate in [the broker-dealer’s] CD Program and its secondary market. And, they are paying for the security of knowing that they may liquidate at a moment’s notice free from concern as to loss of income or capital, while awaiting for [federal] insurance proceeds.”).

[31]	SEC v. Kik Interactive Inc., 492 F. Supp. 3d 169, 179-80 (S.D.N.Y. 2020).
[32]

The Digital Asset Framework states that it is more likely there is a reasonable expectation of profit if “[t]he digital asset is offered and purchased in quantities indicative of investment intent instead of quantities indicative of a user of the network.” Digital Asset Framework, supra note 7.

[33]	See Hinman, supra note 16.
[34]	Telegram, supra note 9, at 27.

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“buil[d] in incentives that compel using the tokens promptly on the network”35—like a mechanism that degrades token value over time.36 The design of a digital asset’s ecosystem is also relevant. In Telegram, for example, the developer’s plan to eventually integrate its new digital asset with its preexisting and widely used messaging platform—combined with the fact that the supply of these tokens would be fixed—in the court’s view supported a finding that a reasonable investor would expect high demand for the digital asset and thus a return on its initial investment.37

4.	From the Efforts of Others

The final element of the Howey test asks “whether the efforts made by those other than the investor are the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.”38

Many digital assets in recent years have been sold specifically to finance promoters’ efforts at building a new system or service or based on the expectation that the promoters will support the project after the sale. Digital assets sold in this manner generally satisfy this element of the Howey test. For example, as discussed above, the DAO, a “Decentralized Autonomous Organization,” “was created by Slock.it and Slock.it’s co-founders, with the objective of operating as a for-profit entity that would create and hold a corpus of assets through the sale of DAO Tokens to investors, which assets would then be used to fund projects.’”39 “All funds raised were to be held at an Ethereum Blockchain ‘address’ associated with [t]he DAO and DAO Token holders were to vote on contract proposals, including proposals to [t]he DAO to fund projects and distribute [t]he DAO’s anticipated earnings from the projects it funded.”40

The SEC found that the organization of the DAO indicated that investors’ profits, realized from appreciation in the value of DAO Tokens, were to be derived from the significant managerial efforts of the DAO’s creators, Slock.it and Slock.it’s co-founders, and the DAO’s “Curators,” a group of individuals selected by Stock.it to wield “considerable power” and provide the platform with “failsafe protection” by confirming that any proposal for funding originated from an identifiable person or organization, and ensuring that smart contracts associated with any such proposal properly reflected the code the Contractor claims to have deployed on the Ethereum Blockchain.41 These Curators had ultimate discretion over whether proposals were submitted for voting by DAO Token holders as well as the order and frequency of such submissions, could “impose subjective criteria for whether the proposal should be whitelisted” for voting and even held the authority “to halve the default quorum necessary for a successful vote on certain proposals.”42

In finding that investors’ profits were to be derived from the DAO’s creators’ and Curators’ significant managerial efforts, the SEC highlighted that: (1) the DAO’s creators “held themselves out to investors as experts in Ethereum, the blockchain protocol on which the DAO operated, and told investors that they had

[35]	See Hinman, supra note 16.
[36]

See id. Similarly, the digital asset analyzed in the TurnKey Jet no-action letter imposed a discount that essentially penalized redemption of tokens for cash instead of services—which would seemingly discourage holding the asset for investment and indicate that the promoters are seeking users, not investors. TurnKey Jet, Inc., SEC No-Action Letter, 2019 WL 1471132 (Apr. 3, 2019), https://www.sec.gov/divisions/corpfin/cf-noaction/2019/turnkey-jet-040219-2a1.htm.

[37]	See Telegram, supra note 9, at 28.
[38]	SEC v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476, 482 (9th Cir. 1973).
[39]	DAO Report, supra note 12, at 1.
[40]	Id. at 4.
[41]	Id. at 7-8, 13.
[42]	Id. at 8.

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selected persons to serve as Curators based on their expertise and credentials”; (2) the DAO’s creators closely monitored the platform and “addressed issues as they arose”; (3) “Slock.it told investors that it expected to put forth the first substantive profit-making contract proposal—a blockchain venture in its area of expertise”; (4) “[t]he expertise of the DAO’s creators and Curators was critical in monitoring the operation of [t]he DAO, safeguarding investor funds, and determining whether proposed contracts should be put for a vote”; (5) DAO Token holders’ voting rights were limited in that they could be exercised only with respect to proposals approved by the Curators; and (6) while Curators could be replaced pursuant to a proposal put forth by DAO Token Holders, such proposals were themselves subject to the broad control of the current Curators.43 The SEC voiced further concern over additional dynamics of the voting system which limited the real voting control held by DAO Token holders, in particular that in addition to being allowed to vote only on proposals approved by Curators, token holders were not provided with “sufficient information to permit them to make informed voting decisions,” and because DAO Token holders were anonymous, greatly dispersed and numbered in the thousands, it was difficult for them to organize and “consolidate their votes into blocs powerful enough to assert actual control.”44

The Digital Asset Framework suggests that the SEC takes into account how reliance on the efforts of others changes over the course of a digital asset’s life cycle, indicating that a digital asset that was at one time a security may no longer be a security at the time of later offers or sales, if the efforts of others are no longer important to the value of an investment in the digital asset.45 In this respect, the Digital Asset Framework is consistent with the views expressed by then-Director Hinman in 2018 when he explained that, “based on the present state of Ether, the Ethereum Network and its decentralized structure,” he did not believe that Ether was currently a security under the federal securities laws, notwithstanding earlier characteristics of Ether that may have weighed in favor of it being viewed as a security, such as its initial manner of sale and fundraising purpose.46 Director Hinman’s views were subsequently endorsed by the then-Chairman of the SEC in a letter to a member of the House Financial Services Committee.47 Chairman Clayton explained that “the analysis of whether a digital asset is offered or sold as a security is not static and does not strictly inhere to the instrument. A digital asset may be offered and sold initially as a security because it meets the definition of an investment contract, but that designation may change over time . . . if, for example, purchasers would no longer reasonably expect a person or group to carry out the essential managerial or entrepreneurial efforts.”48

B.	Reves

The Reves test analyzes whether an instrument is a “note,” one of the enumerated types of instruments included in the various definitions of “security” in the federal securities laws. In Reves, the Supreme Court held that promissory notes paying a variable rate of interest and issued by an agricultural cooperative to raise money for its general business operations were “notes” under the federal securities laws.49

The Reves Court concluded that the term “any note” in the Exchange Act is not to be read literally: not all notes qualify as securities under the federal securities laws. To assess which notes do not qualify as

[43]	Id. at 12-13.
[44]	Id. at 13-15.
[45]	Digital Asset Framework, supra note 7.
[46]	See Hinman, supra note 16.
[47]	Chairman Jay Clayton, Letter to the Honorable Ted Budd (Mar. 7, 2019) (on file with Davis Polk).
[48]	Id. at 2.
[49]	Reves v. Ernst & Young, 494 U.S. 56 (1990)

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securities, the Reves Court applied the “family resemblance test,” according to which “[a] note is presumed to be a ‘security,’ and that presumption may be rebutted only by a showing that the note bears a strong resemblance” to an instrument on a list of instruments that federal courts have previously determined are not “securities,” or by a showing that the new instrument under review should be added to that list, based on a four-factor test.50

Unlike the Howey test, which requires satisfaction of each element, the four factors comprising the Reves test are holistic in nature.51 The first factor assesses whether the seller of the instrument sought to raise money for the general use of a business enterprise or to finance substantial investments and whether “the buyer [was] interested primarily in the profit the note is expected to generate.”52 Second, if the plan of distribution of the instrument allows for “common trading for speculation or investment,” the instrument is more likely to be a security. Third, the reasonable expectations of the investing public may indicate an instrument is a security. Last, if “some factor such as the existence of another regulatory scheme significantly reduces the risk of the instrument,”53 then application of the federal securities laws may be unnecessary.

There is little judicial precedent or SEC enforcement activity applying the Reves test to digital assets. However, in a 2019 no-action letter, the Commission staff agreed that “tokenized” jet cards issued by an air carrier to be used by consumers to purchase air charter services were not “notes” under Reves.54 In that instance, funds paid for a digital token were held in escrow and each token was fully backed by funds held at an insured depository institution.55 Further, the tokens would not be marketed to the public as profit-generating investments.56

C.	Other Instruments Included Within the Definition of Security

To this point, the SEC’s analysis of whether a digital asset is a security has focused primarily on the “investment contract” and, to a lesser extent, “any note” portions of the definition of security. It is possible however, that given the lengthy list of instruments included within the definition of a security, the SEC or a private plaintiff may attempt to argue that a digital asset is a security by virtue of being one of the other instruments that fall within the scope of the federal securities laws, even if the Howey test is not satisfied. Based on Supreme Court precedent, we believe that an asset that is not a traditional equity or debt instrument, an investment contract under Howey, or a note under Reves is unlikely to be considered a security under one of the other instruments included within the definition of “security.” The Court has explained that “the Howey test, which has been used to determine the presence of an investment contract, ‘embodies the essential attributes that run through all of the Court’s decisions defining a security.’”57 Accordingly, the following Annexes focus on the Howey test, and the Reves test where appropriate.

*            *             *

[50]	Id. at 64-65, 67.
[51]

The enumerated list of notes that are not securities are: “the note delivered in consumer financing, the note secured by a mortgage on a home, the short-term note secured by a lien on a small business or some of its assets, the note evidencing a ‘character’ loan to a bank customer, short-term notes secured by an assignment of accounts receivable, or a note which simply formalizes an open account debt incurred in the ordinary course of business (particularly if, as in the case of the customer of a broker, it is collateralized),” id. at 65 (quoting Exch. Nat. Bank of Chicago v. Touche Ross & Co., 544 F.2d 1126, 1138 (2d Cir. 1976)) and “notes evidencing loans by commercial banks of current operations,” id. (quoting Chem. Bank v. Arthur Andersen & Co., 726 F.2d 930, 939 (2d Cir. 1984)).

[52]	Id. at 66.
[53]	Id. at 67.
[54]	See TurnKey Jet No-Action Letter, supra note 36.
[55]	Incoming Letter, TurnKey Jet, Inc. (Apr. 2, 2019), at 13, https://www.sec.gov/divisions/corpfin/cf-noaction/2019/turnkey-jet-040219-2a1-incoming.pdf.
[56]	Id.
[57]	Int’l Bhd. of Teamsters, Chauffeurs, Warehousemen & Helpers of Am. v. Daniel, 439 U.S. 551, 558 n. 11 (1979) (quoting Forman, 421 U.S. at 852 n.16).

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Annexes

A	*	*
B	*	*
C	XLM	August 11, 2021

* Intentionally omitted

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Annex C

XLM

Analyzed as of August 11, 2021

This Annex C to the Base Memorandum analyzes a digital asset known as XLM (also referred to as Lumens), which is the native digital asset of the Stellar Network. Annex C first provides an overview of the Stellar Network and XLM. It then examines the key facts pertaining to XLM from the perspective of a U.S. federal securities law analysis and explains that, subject to the qualifications and assumptions described herein and in the Base Memorandum, the Sponsor would be able to make arguments that XLM is not a security.

As explained in further detail below, although the Sponsor may be able to formulate arguments to the contrary, XLM likely satisfies one or more prongs of the Howey test, at least with respect to certain transactions in XLM. The Howey test, however, requires that each and every prong of the test be satisfied in order for there to be an investment, and thus a security. Because XLM has a real, demonstrated consumptive use, the Sponsor could argue that under applicable case law XLM should not be regarded as having been sold to purchasers based on a reasonable expectation of profits and that therefore XLM is not a security.

Two entities play or have played a significant role in the development of the Stellar Network and of XLM. First, the Stellar Development Foundation (the “Foundation”), a Delaware nonstock, nonprofit corporation, continues to hold a significant amount of XLM and undertakes various initiatives, including through the distribution of XLM to developers and others, to further the development of the Stellar Network. Second, Interstellar (the “Company”), a for-profit technology company, builds payments and other technology solutions primarily for the Stellar Network. Jed McCaleb, the founder of the Company and a current board member, is also the co-founder and Chief Architect of the Foundation. Further details on each of these entities are provided in Section I.C below.

Given the significant involvement of the Foundation and the Company in the continued development of XLM, the Sponsor’s arguments on the other prongs of the Howey test, particularly those that suggest that a digital asset is more likely to be a security when there is an identifiable “other” on which holders of an asset may rely, are less strong than those available to the Sponsor with respect to the reasonable expectation of profits prong.58 Consequently, the analysis in this Annex is highly dependent upon XLM remaining viable for its intended use case: facilitating payments and facilitating the creation and exchange of tokenized assets. Were facts to come to light that call into question these use cases of XLM, or that suggest that these use cases are not a primary motivation of a significant number of XLM holders, the strength of the Sponsor’s arguments could be weakened significantly.59 Moreover, as discussed below, the SEC has a pending enforcement litigation against the issuer of a digital asset known as XRP, alleging that XRP is a security, and XRP shares some similarities to XLM. The outcome of that enforcement action may also affect the analysis reflected herein.

[58]

In this regard, we note that since the Base Memorandum was prepared, the Chairman of the SEC has continued to signal that the SEC intends to take an aggressive enforcement posture toward digital assets, which appears to include a broad view of what constitutes a security. See, e.g., Gary Gensler, Remarks Before the Aspen Security Forum (Aug. 3, 2021), https://www.sec.gov/news/public-statement/gensler-aspen-security-forum-2021-08-03 (“[G]enerally, folks buying these tokens are anticipating profits, and there’s a small group of entrepreneurs and technologists standing up and nurturing the projects. I believe we have a crypto market now where many tokens may be unregistered securities, without required disclosures or market oversight”).

[59]

Other facts could also come to light that could affect the analysis in unpredictable ways. For example, we note unconfirmed public reports that the Foundation is considering an acquisition of MoneyGram International, Inc. See Bloomberg, MoneyGram Draws Takeover Interest From Stellar, Advent (July 21, 2021), https://www.bloomberg.com/news/articles/2021-07-21/moneygram-is-said-to-draw-takeover-interest-from-stellar-advent. MoneyGram is a publicly traded company, and – as with any new facts with respect to the Foundation or XLM – if new facts were to come to light in connection with a potential transaction, the Sponsor would need to reevaluate the analysis in this Annex C in light of those new facts.

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Annex C

XLM

I.	The Stellar Network and XLM[60]

A.	General Functionality of Protocol and Token

1. The Stellar Network

The Stellar Network is an open-source network for the creation or transfer of currencies and payments. The Network is built on distributed ledger technology governed by the Stellar Consensus Protocol (“SCP”), which was implemented by the Stellar core development team in September 2015.61 SCP is public and open-source, meaning that anyone can download, modify and use the code. Anyone can host a node on SCP, and as of the second quarter of 2021 there were 127 active nodes.62 The Foundation’s role in controlling nodes on SCP has steadily decreased,63 and as of April 2021 only three such nodes were controlled by the Foundation.

A key use case of the Stellar Network is the creation and issuance of new types of tokens. For example, the Stellar Network allows any individual or entity to tokenize any real-world asset (for example, real estate, commodities, currencies, gift certificates or game credits), thus enabling easy transferability, transparency in ownership and an immutable record of such ownership. A creator of such a tokenized asset is referred to as an “Anchor.” The Foundation refers to tokenized assets created on the Stellar Network which are tied to real financial instruments as “relevant assets.” As of the second quarter of 2021, there were over 12,000 unique assets on the Stellar Network, 82 of which were relevant assets, with a transaction volume during the quarter in such relevant assets of approximately $317 million.64 The Foundation has no control over the creation of tokenized assets on the Stellar Network, relevant or otherwise.

The Stellar Network also features a built-in decentralized exchange (“DEX”). The Stellar Network DEX allows tokens that have been created on the Stellar Network to be exchanged for other tokens that have been created on the Stellar Network. For instance, an Anchor may create a token backed by one euro and then use the Stellar Network DEX to trade that euro token for a token backed by a different currency (or by a different type of asset entirely). In certain cases, it may be advantageous to use XLM to facilitate transactions in tokenized assets where liquidity to support a direct exchange of those assets is not available, as explained in further detail below.

[60]

Throughout this Annex C we have relied upon certain information provided to the Sponsor by the Foundation (via Davis Polk), which we have not independently verified. As noted throughout, in some cases information provided by the Foundation may not be complete or may not provide clarity on various factual issues.

[61]

Stellar, The upgraded network is ready!, (Nov. 3, 2015), https://www.stellar.org/blog/upgraded-network-is-here?locale=en. Prior to upgrading to the SCP, the Stellar Network relied on a Ripple-based consensus algorithm.

[62]	Stellar Development Foundation, 62 2021: Quarterly Report, https://resources.stellar.org/hubfs/Q2%202021_%20Quarterly%20Report.pdf (the “Q2 Report”).
[63]

According to some sources, a 2019 halt to the Stellar Network is attributable to a “mass outage of Stellar Development Fund nodes.” See Samuel Sherwood, XLM vs. XRP (Stellar vs. Ripple): The 2021 Full Comparison (May 24, 2021), https://www.exodus.com/blog/xlm-vs-xrp-2021/. The Foundation contests this characterization, and attributes the 2019 outage to the Foundation’s efforts to decentralize the Stellar Network to allow it to “work[] without the SDF’s direct involvement.” See Stellar Developers, May 15 Network Halt (May 16, 2019), https://medium.com/stellar-developers-blog/may-15th-network-halt-a7b933103984 (“For the past few months the Stellar community has been hard at work setting up new validators and building diverse quorum sets, so Stellar works without SDF’s direct involvement. . . . Many of these new nodes are still working toward the standard of availability that the network expects.. . . . This led to flaky liveness status in which an additional failure or two at the wrong time could bring the whole network to a halt. And that’s exactly what happened yesterday. . .”).

[64]	Q2 Report, supra note 62.

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Annex C

XLM

To use the Stellar Network DEX, a user may rely on what the Foundation characterizes as third-party interfaces65 or may run his or her own Stellar Horizon server to communicate transactions to the DEX.

2. XLM

XLM is the native digital asset of the Stellar Network. XLM are used on the Stellar Network for the following purposes.

•	Currency. XLM is a digital currency useable for making payments or remittances or to purchase tokenized assets created on the Stellar Network.

•

Liquidity to Facilitate Transactions. XLM may be used to facilitate trades between pairs of tokenized assets on the Stellar Network for which there is not a liquid market. For example, an Anchor may create a token representing video game credits, and a user may then seek to exchange that token for a token created by a different Anchor representing a fiat currency (e.g., JPY). If no one is interested in making such an exchange, the user could first exchange the game credit token for XLM, and then find another user willing to exchange XLM for a token representing JPY.

•

Gas / Transaction Fees. Each transaction on the Stellar Network consists of one or more “operations,” up to a limit of 100 operations.[66] Each operation on the Stellar Network charges a fee of at least 0.00001 XLM. When the Stellar Network enters surge pricing mode, market dynamics are used to determine which submissions are included, with submissions offering a high fee being given priority.[67] Transaction fees go into a fee pool which is not available for use by the Foundation or anyone else, and XLM in the fee pool is ultimately burned.[68]

•

Minimum Account Balance. To use the Stellar Network, a user must maintain a Stellar ledger blockchain account with a minimum balance of 0.5 XLM.[69] This minimum balance requirement is intended to ensure that abandoned accounts are eliminated and do not require the Stellar Network to expend computing resources to maintain such abandoned accounts. More complex accounts, such as accounts using a multi-signature system, have additional minimum balance requirements.

Users of XLM on the Stellar Network include Anchors and purchasers of tokenized assets, developers (who use the Stellar Network to build applications and thus need XLM to pay associated transaction fees) and financial institutions and other companies (who use XLM and the Stellar Network for cross-border and cross-asset payments).70

[65]

Examples include StellarX, StellarTerm, Lobstr.co and Stellarpart.io. The degree to which these are in fact third-party interfaces is unclear. StellarX, for example, “is a trademark of the Stellar Development Foundation” and is, or at one time was, part of the Company’s “product portfolio.” See StellarX, About StellarX, https://www.stellarx.com/learn/about; Interstellar. Announcing Interstellar (Sep. 10, 2018), https://medium.com/interstellar/announcing-interstellar-24ff0bc2d89c.

[66]	Stellar, Fees, https://developers.stellar.org/docs/glossary/fees/.
[67]	Id.
[68]	See id.
[69]

Stellar, Minimum Balance, https://developers.stellar.org/docs/glossary/minimum-balance/. At current prices, one XLM is equal to approximately 25 cents. See CoinDesk, Stellar (XLM), https://www.coindesk.com/price/stellar (last accessed July 25, 2021).

[70]

See Stellar, Built on Stellar, https://www.stellar.org/ecosystem/projects?locale=en (“Companies as big as IBM and Franklin Templeton and as small as single-dev startups use Stellar for moving money and accessing new markets.”).

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Annex C

XLM

As of the second quarter of 2021, there were approximately 5.4 million total accounts on the Stellar Network, which during the second quarter of 2021 collectively made 34 million payments.71 These payments are just a small fraction of the overall volume of activity that occurred on the Stellar Network, as represented by the over 437 million operations processed by the Stellar Network in the second quarter of 2021.72 In addition, during this same time period average daily volume on the Stellar Network DEX amounted to approximately 7.5 million XLM per day.73

B.	Distribution of XLM

XLM74 was first created upon the launch of the Stellar Network in September 2014. At that time, 100 billion XLM were created.75 Until 2019, the supply of XLM programmatically increased by 1% each year,76 but in November 2019 this inflationary mechanism was disabled,77 and the Foundation now believes that no additional creation of XLM will be necessary.

The process through which the inflationary mechanism was disabled is illustrative of our understanding of how changes to the Stellar Network take place more generally. Eliminating inflation was first suggested by Jed McCaleb in October of 2018.78 The idea was subsequently debated in meetups, in public forums and among Stellar developers. In September 2019 the Foundation formally endorsed the idea and implemented a change in v12 of Stellar core to give effect to the proposal.79 As with all changes to the protocol, Stellar validators decide on which version of the protocol to run, so it was up to validators whether to adopt v12, as they ultimately did.80

1. The Original Mandate

Until November 5, 2019, the Foundation’s mandate provided that it would distribute its XLM supply as follows.

•

Partnership Program. 25% of the Foundation’s XLM supply was to be distributed to people, businesses, nonprofits, institutions and other organizations that contribute to the growth and adoption of the Stellar Network. For example, users who developed novel, interesting, and useful applications or products using the Stellar Network could submit their creations to the Stellar Build Challenge to win XLM awards, as determined by the Foundation and community members.[81] On the institutional side, the Foundation estimates that since August 2017 it has granted over 2 billion

[71]	Q2 Report, supra note 62.
[72]	Id.
[73]	Id.
[74]	At its creation, the digital asset now known as Lumens or XLM were called “stellars” (STR), but we use Lumens and XLM throughout this Annex for ease of reference.
[75]

Materials provided to the Sponsor by the Foundation state that “[a]ll 100 billion stellars were either claimed or donated to [the Foundation] after they were created by the protocol.” The exact mechanism of the claim or the donation (and by whom) is unclear.

[76]

According to a CoinMetrics report, the Foundation was the ultimate recipient of 98% of the XLM generated by the inflationary mechanism. Coin Metrics, Coin Metrics’ State of the Network: Issue 32 (Jan. 7, 2020), https://coinmetrics.substack.com/p/coin-metrics-state-of-the-network-cd7.

[77]	Stellar, Our proposal to disable inflation (Sept. 30, 2019), https://www.stellar.org/blog/our-proposal-to-disable-inflation.
[78]	See https://groups.google.com/g/stellar-dev/c/LIFvbMi9jPo/m/0XJatZgfAQAJ
[79]	Stellar, Our proposal to disable inflation, supra n. 77.
[80]	Id.
[81]

The nature and extent of the involvement of community members is unclear, particularly given that in at least some iterations of the Stellar Build Challenge “judges would consist of members of the Stellar Development Foundation team with final determinations by Jed McCaleb.” Stellar, Announcing the 7th Stellar Build Challenge (May 21, 2018), https://stellar.org/blog/announcing-the-7th-stellar-build-challenge.

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Annex C

XLM

XLM to approximately 30 institutions in recognition of development efforts with respect to the Stellar Network.[82] Grants of XLM made by the Foundation under the Partnership Program are either provided in the Foundation’s sole discretion or are provided subject to vesting requirements, with XLM vesting for recipients only upon the achievement of certain milestones, which are often tied to a launch of a Stellar Network upgrade or the Stellar Network meeting a given activity metric.[83] Although, as explained below, the Partnership Program in its pre-2019 form is no longer part of the Foundation’s mandate, not all of the XLM grants made under the Partnership Program have yet vested, and thus many of the Foundation’s commitments to distribute XLM under the Partnership Program remain outstanding.

•	Giveaway Programs. 50% of the Foundation’s XLM supply was to be distributed to new users.[84] Three such giveaway programs are significant:

•

Beginning in March 2019, the Foundation committed to giving away one billion XLM through airdrops via Coinbase Earn to users who watch educational videos about the Stellar Network and XLM. This program remains in effect.

•	Beginning in November 2019, the Foundation committed to giving away up to 550 million XLM through airdrops to users of the digital asset wallet service Blockchain.com. This program ended in June 2019.

•

Beginning in September 2019, the Foundation committed to giving away up to two billion XLM through airdrops to users of the messaging app, Keybase. According to the Foundation, this program terminated in December 2019 before its scheduled end-date as a result of spam and abuse on the platform by users attempting to game the system to obtain additional XLM.

•

Bitcoin/XRP Program. The Foundation distributed 19% of its XLM supply to holders of bitcoin and 1% of its XLM supply to holders of XRP. Subject to certain jurisdictional restrictions, any person holding bitcoin or XRP at a given point in time, as applicable, was entitled to claim XLM.[85] These distributions were completed in three phases, twice in 2016 and once in 2017, and no further distributions to BTC or XRP holders are planned.

•

General Operations. The remaining 5% of the Foundation’s XLM supply was to be used to fund basic operational expenses such as rent, employee salaries and equipment. Distributions of XLM that fall within this category include sales by the Foundation – at a discount – of XLM to employees, contractors, partners and friends,[86] as well as sales through auctions on the Stellar DEX and through trading on exchanges such as Kraken and Poloniex.[87] In addition, the Foundation used XLM allocated to the general operations portion of its original mandate to repay a loan made to it by Stripe in the amount of $3 million.

[82]	We understand that the Foundation has not received monetary consideration in exchange for these grants.
[83]	No milestones are tied to the price of XLM.
[84]	The Foundation also distributed invitations to claim XLM to attendees at meetups organized by the Foundation.
[85]

See Stellar, We’re Distributing 16 Billion Lumens to Bitcoin Holders (Mar. 28, 2017), https://www.stellar.org/blog/bitcoin-claim-lumens-2?locale=en. Holders in New York, Georgia, New Hampshire, and Connecticut as well as the nations of Iran, Cuba, North Korea, and other countries subject to sanctions by the United States were not eligible to participate.

[86]	It is not clear who the Foundation includes within the definition of partners and friends.
[87]	See, e.g., Stellar, Announcing the first stellar auction (Mar 7. 2015), https://www.stellar.org/blog/announcing-first-stellar-auction.

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Annex C

XLM

2. The One-Time Lumen Burn and the Revised Mandate

On November 3, 2019, there were roughly 105 billion XLM in existence: 17 billion in the Foundation’s operational fund, 68 billion earmarked for distribution by the Foundation under the original mandate’s Partnership Program and Giveaway Program, and 20 billion in the hands of others, including presumably the Company.88 The next day, the Foundation announced that it had decided that these first two allocations were “too large” and that it was possible for the Foundation to “do the work it was created to do using fewer [L]umens.”89 Accordingly, the Foundation announced that it had burned or would burn approximately 55 billion XLM: 5 billion from XLM allocated to the operational fund, 37.5 billion from XLM allocated to Giveaway Programs and 13 billion from XLM allocated to Partnership Programs.90 The Foundation stated that, after this XLM burn, it did not intend to burn any further XLM.

After the one-time Lumen burn, approximately 50 billion XLM were in existence, 30 billion of which were still under the control of the Foundation. The Foundation then announced its revised mandate, laying out how it intended to allocate the 30 billion of XLM in its possession.91 Under the revised mandate, the Foundation intends to allocate XLM as follows.

•

Direct Development. 12 billion XLM are dedicated to a direct development fund, vesting in equal amounts on a yearly basis over the course of 4 years, to be used by the Foundation in connection with a “an aggressive program of direct development and advocacy for Stellar.”[92]

•	Ecosystem Support. 2 billion XLM are dedicated to ecosystem support, including 1 billion XLM for infrastructure grants and 1 billion for “currency support.”[93]

•

Use-Case Investment. 10 billion XLM are dedicated to identifying and fostering sustainable Stellar use cases, including 2 billion to support the Foundation’s building of new products and 8 billion for a newly created Stellar Enterprise Fund which will either acquire or make other investments in businesses that have potential for the Stellar ecosystem.[94] Any returns on these investments will be returned to the Stellar Enterprise Fund and used to fund additional investments.[95]

[88]	Stellar, SDF’s Next Steps (Nov. 4, 2019), https://www.stellar.org/blog/sdfs-next-steps?locale=en
[89]	Id.
[90]	These numbers come from the Foundation and correspond closely to, but do not track exactly, the numbers provided in the Foundation’s blog post announcing the burning. See id.
[91]	Id.
[92]	Id.
[93]

Id. The Foundation described the currency support allocation as putting “specific bounties on redeemable, fully-backed currency tethers, on deposit/withdrawal endpoints, and on ensuring Stellar’s markets are liquid.”

[94]	Id.
[95]

The Foundation describes the Stellar Enterprise Fund as “a venture-style fund for growing the open-source Stellar network” which makes “direct investments at Seed to Series B (including strategic bridge rounds)” and makes “acquisitions in global fintech or blockchain companies.” Stellar, Enterprise Fund, https://www.stellar.org/foundation/enterprise-fund?locale=en. Consistent with the approach throughout this memorandum, this Annex C does not analyze the status of the Stellar Enterprise Fund under the federal securities laws or any other U.S. federal or state regulatory regime.

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Annex C

XLM

•

User Acquisition: 6 billion XLM for user acquisition activities, including 2 billion for marketing activities and 4 billion for in-app distributions of XLM, which may take the form of airdrops or may be used to offset onboarding fees or deposit fees.[96]

To further transparency, the Foundation maintains a web page that describes the allocation of its holdings under the revised mandate and provides links to the ledger addresses holding the XLM.97

C.	Governance and Development

1. The Foundation

The Foundation is a nonprofit corporation organized under the laws of Delaware. As a nonstock corporation, the Foundation does not have stockholders and does not pay dividends. The Foundation controls one wholly owned subsidiary, Sunship, Inc., which appears to operate Vibrant,98 a Latin America-focused app for holding U.S. dollar stablecoins through the Stellar Network.99

XLM is not a governance token and holders of XLM do not have the power – in theory or in actuality – to control the activities of the Foundation. Instead, the day-to-day affairs of the Foundation are conducted by a management team and overseen by a board of directors.100 We understand that, as a Delaware nonprofit, nonstock corporation, the Foundation is required to operate in accordance with its mission of creating equitable access to the global financial system.101 Within this broad guideline, however, it appears that the Foundation has significant discretion as to how it fulfills this purpose, as demonstrated by the change in mandate which did not require approval of the broader Stellar community.

2. The Company

The Company was created as the result of a merger between Chain, Inc. and Lightyear Corporation,102 the latter of which was founded in 2017 by Jed McCaleb with the support of the Foundation. The current CEO of the Company is Mike Kennedy, formerly the founder and CEO of Zelle. Mr. McCaleb serves as the CTO of the Company and is also a member of its board of directors. He serves in these roles in addition to his role as co-founder and Chief Architect of the Foundation.

In publicly available materials, the Company characterizes its role as “build[ing], consult[ing], and integrat[ing] to deliver the business value of the Stellar blockchain, specifically designed for international

[96]	Id.
[97]	Stellar, SDF Mandate, https://www.stellar.org/foundation/mandate.
[98]

Official public figures for usage of the Vibrant app do not appear to be available, but according to a Reddit thread as of July 2021, Vibrant has roughly 10,000 users. See Reddit, Vibrant’s Stellar Wallet Now Sponsors the Reserves for Over 10,000 Wallets & Users, https://www.reddit.com/r/Stellar/comments/oigbeb/vibrants_stellar_wallet_now_sponsors_the_reserves/.

[99]

See Vibrant, What is XLM?, https://help.vibrantapp.com/hc/en-us/articles/360049540453-What-is-XLM-; see also Q2 Report, supra n. 4 at 9 (“Vibrant, a wallet app developed on Stellar by a team at Sunship, Inc., a subsidiary of the Stellar Development Foundation, helps Argentines protect themselves from hyperinflation with USDC”).

100	Stellar, Our Leadership, https://www.stellar.org/foundation/team?locale=en.
101

Stellar, Frequently Asked Questions, https://www.stellar.org/community/faq?locale=en. The Frequently Asked Questions explain that Stellar is not organized as a tax exempt organization and pays taxes in a manner similar to a C corporation.

102

Although not publicly confirmed, a staff writer for Forbes reported that the consideration for the transaction was paid in XLM. See Michael del Castillo, Visa-Backed Blockchain Firm Embraces Stellar Cryptocurrency Via Merger (Sept. 10, 2018), https://www.forbes.com/sites/michaeldelcastillo/2018/09/10/visa-backed-blockchain-firm-embraces-stellar-cryptocurrency-via-merger/?sh=412fa45874c2 (reporting a transaction value of $500 million, payable in XLM). If so, it is not clear how Lightyear Corporation acquired this XLM from the Foundation.

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payments.”103 These solutions are “either created and operated directly by [the Company], or identified as benefits to other businesses who integrate through and leverage the Interstellar Platform to operate on Stellar.”104 For example, in March 2021 the Company and Velo Labs announced a strategic partnership intended to “enable faster, cheaper cross-border payments in Southeast Asia on the Stellar blockchain.”105 The press release announcing the partnership referred to the Foundation as a “partner organization” to the Company.106

Publicly available information about the Company’s holdings of XLM does not appear to be available. Other than Mr. McCaleb’s involvement with both entities, the level of interconnection between the Foundation and the Company is also not clear. The Company’s website includes a footnote stating that the Company and the Foundation “are separate entities.” While likely true as a legal entity matter, we have no basis in writing this memorandum to evaluate the level of coordination or separation between these two entities. We also note that information provided to the Sponsor by the Foundation to assist the Sponsor “in gathering facts regarding the Stellar Development Foundation, the Stellar network, and [L]umens” was silent on the role of the Company.107

3. Development of the Network; Network Upgrades

The Foundation has led, and continues to lead, the technical development of the Stellar Network, drawing on participation and feedback from unaffiliated contributors. As described in the Foundation’s 2021 roadmap, this year the Foundation will take, or has already taken, actions to support the robustness and usability of Stellar, help Stellar be the blockchain people know and trust, and foster and develop sustainable Stellar use cases for cross-border payments and tokenized assets.108

There is currently one reference implementation of the “core” SCP server, which is maintained by the Foundation. The Stellar Network is currently on version 17 of the core SCP protocol. Changes to the core SCP protocol may be made through Core Advancement Proposals (“CAPs”).109 Anyone is able to submit a CAP in draft form. Once a CAP draft receives sufficient feedback from the Stellar community, the CAP is submitted to the CAP Core Team for Review.110 The CAP Core Team, which is made up of three employees of the Foundation, will then consider the CAP.111 If unanimously approved, the CAP will gain Accepted status. If not unanimously approved, the CAP will either be moved toward Rejected status (if a majority of the CAP Core Team does not approve) or will remain in draft and subject to further discussions (if a majority of the CAP Core Team approves, but approval is not unanimous).112 In some cases, it may take multiple rounds of discussion to reach a final disposition. Importantly, a CAP that has been Accepted is

103	Interstellar, What We Do, https://interstellar.com/what-we-do/.
104	Interstellar, About Us, https://interstellar.com/about/
105	Press Release, Interstellar and Velo Labs Join Forces (Mar. 15, 2021), https://www.prnewswire.com/news-releases/interstellar-and-velo-labs-join-forces-301246928.html.
106	Id.
107

As noted above, throughout this Annex C we have relied upon certain information provided to the Sponsor by the Foundation (via Davis Polk), which we have not independently verified. We are also unable to verify whether there are any other potentially important facts about the Stellar Network which the Foundation did not provide.

108	Stellar, 2021 Roadmap, https://stellar.org/roadmap.
109	GitHub, Stellar-Protocol, https://github.com/stellar/stellar-protocol/tree/master/core.
110	Id.
111	Id.
112	Id.

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not guaranteed to be implemented by the Foundation.113 Rather, the Foundation states only that it will “prioritize accepted CAPs among its priorities for a given year.”114 This means that if user wants “to ensure [her] CAP is implemented in a timely manner, it is likely best for [her] to attempt to implement it [her]self.”115

To date, 12 different individuals have successfully authored Accepted CAPs. Of these individuals, ten are employees of the Foundation while two are unaffiliated with the Foundation. The Foundation believes, however, that this likely understates the involvement of unaffiliated third parties in the submission of CAPs. For example, a number of CAPs that were technically authored by employees of the Foundation originated with members of the broader Stellar community, who approached the Foundation with an identified need for improvement and worked closely with the Foundation employee author to develop and implement the CAP. Of the 13 CAPs accepted into SCP over the past two years, seven originated from the community in this manner. Moreover, the CAP process builds in feedback from the dev mailing list (which includes 50 non-Foundation-affiliated participants), GitHub (which includes 20 Foundation-affiliated participants) and, occasionally, Reddit.

Separate from the CAP process, users may also submit Stellar Ecosystem Proposals (“SEPs”). Unlike CAPs, SEPs are not changes to the core SCP protocol, but instead are changes to the standards, protocols and methods used in the ecosystem built on top of the Stellar Network. There are two categories of SEPs. A SEP classified as informational is open to use by the Stellar ecosystem but is not endorsed and standardized by the Foundation. A Standard SEP is open to use by the ecosystem and is endorsed and standardized by the Foundation.

As noted above, XLM is not a governance token. The power of users of the Stellar Network comes from the power of validators to adopt, or not adopt, any technical upgrades implemented by the Foundation.

III.	XRP, XLM and the SEC’s Pending XRP Enforcement Litigation

A.	XRP and XLM

Prior to working on XLM and the Stellar Network, Jed McCaleb co-founded Ripple Labs, Inc. (“Ripple”) and in that capacity worked on the development of a digital asset known as XRP, ultimately receiving approximately 9 billion XRP in compensation for his services.116

Similar to XLM, XRP is a digital asset characterized by its founders as a decentralized asset whose characteristics make it ideal for payments technology, enabling money to be sent quickly and efficiently around the world.117 Unlike the network on which XRP operates, however, the Stellar Network also offers the decentralized exchange and tokenized asset creation capabilities described above.

113	Id.
114	Id.
115	Id.
116

SEC v. Ripple Labs, Inc. Bradley Garlinghouse and Christian A. Larsen, Case 1:20-cv-10832 (Dec. 12, 2020), https://www.sec.gov/litigation/complaints/2020/comp-pr2020-338.pdf (hereafter, the “XRP Complaint”). Mr. McCaleb, who is not a party to the litigation, is identified throughout the XRP Complaint only as the “Co-Founder.”

117	SEC v. Ripple Labs, Inc. Bradley Garlinghouse and Christian A. Larsen, Case 1:20-cv-10832AT (Jan. 1, 2021) (the “Ripple Answer”).

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B.	The SEC’s Pending XRP Enforcement Litigation

In December 2020, the SEC filed an action in the United States District Court for the Southern District of New York against Ripple and two of its executives alleging that XRP is a security and that Ripple and each of the executives had conducted unregistered and illegal offerings and sales of XRP.118 To this point, neither the SEC’s factual allegations nor the legal theories underpinning them have been adopted or otherwise endorsed by a federal court and Ripple and its executives continue to litigate the charges. Even so, the SEC’s complaint provides insight into the current enforcement position of the SEC and its staff.

As alleged by the SEC, XRP is a security for the following reasons, among others.

•	No significant non-investment use for XRP exists.

•

The SEC asserts that Ripple’s On-Demand Liquidity (“ODL”) product119 is the only product in existence that “permits XRP use for any purpose” and ODL was not commercially launched until October 2018, well after the alleged illegal offerings had commenced.120

•

Moreover, even once ODL launched in October 2018, take-up was extremely limited. Between October 2018 and July 26, 2020, only fifteen money transmitters signed on to use ODL, and ODL transactions comprised, at most, 1.6% of XRP’s quarterly trading volume.121

•	Holders of XRP reasonably expect a profit to be generated by the actions of Ripple and its executives.122 For example:

•

Ripple and its executives repeatedly took actions characterized as intended to increase “demand” for XRP, sought to foster and protect a liquid trading market for XRP, and touted XRP as an investment.123

•	XRP is generally freely transferable and was offered and sold broadly and widely, not only to those who might be reasonably expected to use XRP.124

•	XRP was sold to institutional investors “at discounted priced [sic], leading purchasers to reasonably expect profit on their resale of XRP into public markets.”125

118	XRP Complaint, supra n. 116.
119

ODL allows a money transmitter to buy XRP in one jurisdiction, transfer it to a separate destination, and then sell the XRP in that separate destination in exchange for fiat currency, thus facilitating cross-border payments.

120	XRP Complaint, supra n. 116 at 58.
121	Id.
122	Id. at 49.
123	Id. at 49-55.
124	Id. at 56.
125	Id.

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•	Holders of XRP must by necessity rely on the efforts of Ripple and its executives.126 For example:

•

“In contrast to Ripple, investors in XRP cannot take most or any of the steps that Ripple has taken to grow the XRP ecosystem and increase demand for XRP. Most, if not all, XRP investors simply lack the technical expertise and the resources to do so.”127

•	“Investors in XRP do not exercise any control or authority over how Offering proceeds have been or will be spent. Ripple possesses sole discretion to decide how to do so.”128

•	Ripple and its executives have repeatedly promised to continue to undertake significant and meaningful entrepreneurial efforts with respect to XRP.129

•

Certain of the evidence alleged by the SEC in this regard focuses on development of the protocol, rather than only on claims made by Ripple and its executives with respect to XRP specifically. For example:

•

In 2014, a Ripple executive stated that Ripple was “helping to build in the Ripple protocol . . . the idea of an Internet-for-value exchange,” and intended to develop the protocol into “SWIFT 2.0.” 130

•	In 2017, a Ripple cryptographer stated that Ripple was “heavily focused” on “building up an awesome payments infrastructure” using XRP.131

•

In addition to its own efforts, Ripple made grants of XRP to “at least 27 different entities or projects with the shared expectation that the entities would resell XRP to further Ripple’s goals of achieving widespread XRP distribution.”132

•

According to the SEC, “Ripple used [a token grant program known as] xPring as yet another way to get XRP into the hands of public investors through conduits, while obtaining the added benefit of incentivizing third parties to help Ripple pursue its XRP goals. Ripple gave XRP to these entities so they would sell it into public markets and took no steps to ensure that xPring-funded parties would not resell their XRP to the public.”133

As noted above, Ripple and its executives contest the SEC’s allegations, describing the SEC’s conclusions as unsupported by the facts and the law.134 In an answer filed in January, Ripple and its executives argue that (i) XRP is a digital asset with a fully functional ecosystem and real utility as a bridge currency and (ii) XRP’s price is not determined by the efforts of Ripple but instead, like the price of other digital assets, is priced in correlation with other virtual currencies, including those like BTC and ETH which the SEC’s staff have concluded are not investment contracts.135

126	Id. at 44.
127	Id.
128	Id. at 45.
129	Id. at 37.
130	Id. (internal quotations omitted).
131	Id. at 38 (internal quotations omitted).
132	Id. at 23.
133	Id. at 23-24.
134	Ripple, SEC Update — Preliminary Ripple Response (Jan. 29, 2021) https://ripple.com/insights/sec-update-preliminary-ripple-response/.
135	Ripple Answer, supra n. 117 at 12.

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IV.	Howey Analysis

The Foundation and those affiliated with it, including the Company, continue to play a significant role in the development of the Stellar Network. As a result, although there may be arguments to the contrary, it is possible that one or more of the Howey prongs may be satisfied, at least with respect to certain transactions. As noted in the Base Memorandum, however, a digital asset must satisfy each of the four Howey prongs in order for the digital asset to be a security under the federal securities laws. And because there are arguments available to the Sponsor that XLM has real function and utility and therefore does not satisfy the reasonable expectation of profits prong of Howey, the Sponsor would have a basis to argue that XLM is not an investment contract, and thus not a security under the federal securities laws.

A.	Investment of Money

To constitute an investment of money under Howey, “the person found to have been an investor [must have chosen] to give up a specific consideration in return for a separable financial interest with the characteristics of a security.”136 As discussed above, there are a number of ways in which XLM has been or is currently distributed, meaning that the investment of money analysis must examine of each of these means of distribution separately.137

1. Token Sales

Although there may be arguments to the contrary, it is likely that the SEC or a court would regard XLM that were purchased directly from the Foundation as involving an investment of money. Discounted purchases of XLM by employees, contractors, partners and friends likely fall into this category, as do purchases of XLM through sales by the Foundation and uses of XLM by the Foundation to purchase interests in other companies.138

However, to the extent that secondary market purchases of XLM (as opposed to primary market transactions in which securities are purchased directly from their issuer) involve an “investment of money,” these purchases are not relevant to the Howey analysis of whether an instrument is an investment contract. If secondary cash market purchases of an asset satisfied the first prong of the Howey analysis, any tradable asset, whether or not a security, would satisfy this prong and the prong would lack any analytical justification.

2. Airdrops

A significant amount of XLM has been distributed to users through airdrops and various distributions closely resembling airdrops. Distributions in this category include the Giveaway Program, the Bitcoin/XRP Program

136	Daniel, 439 U.S. at 559 (holding an employee’s exchange of part of his labor for contributions to a pension plan was insufficient to constitute an investment of money).
137	See Section II.A.1 of the Base Memorandum (explaining that transactions in a digital asset must be analyzed separately under Howey, to the extent such transactions are sufficiently distinguishable).
138

This latter point is debatable, given that the question is whether the recipient of the XLM, and not the Foundation, has made an investment in XLM. On the other hand, using XLM as deal consideration at least superficially heightens the similarities between XLM and equity securities frequently used by publicly traded companies as consideration in their acquisitions.

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and airdrops in connection with user acquisition activities under the revised mandate. As noted in the Base Memorandum, the Digital Asset Framework takes an expansive view of the investment of money prong, and asserts that the consideration paid does not necessarily have to be cash,139 or even monetary in nature, to satisfy this prong of the test.140 The staff believes, for example, that a distribution structure could involve an “investment of money” if an issuer provides tokens to investors in exchange for services “designed to advance the issuer’s economic interests and foster a trading market for its securities.”141 The Digital Asset Framework also suggests that an airdrop could involve an “investment of money” for Howey purposes, because the airdrop benefits the issuer by promoting the circulation of the digital asset and thereby facilitating a trading market.

Because it is the federal courts which have the authority to make final determinations of what the law is, the Digital Asset Framework’s views of the investment of money prong must be understood in the context of the case law, under which a person asserted to have been an investor must have “commit[ted] his assets to the enterprise in such a manner as to subject himself to a financial loss.”142 There are reasonable arguments under existing Howey case law143 that recipients of XLM in these airdrops have not “invested” money within the meaning of Howey. For example, no one who received XLM by virtue of holding bitcoin and signing up to receive XLM was subjected to a risk of loss on her investment in XLM, and no investment capital was raised by the Foundation as a result of the distributions.

Even so, it is not clear whether this argument would ultimately be persuasive to a court or to the SEC staff, given that the Foundation explicitly and repeatedly noted that these airdrops were intended to promote the use cases of XLM and foster development of the network, which brings these airdrops closer to the fact pattern described in the Digital Asset Framework.

3. Tokens as Compensation for Foundation Employees

The Foundation’s operational fund was used to make distributions of XLM to Foundation employees, both in the form of salaries and in the form of other awards, in each case in recognition of services that those individuals provided to the Foundation in developing the network.

Based on our understanding of the facts, team members and advisors who have received XLM in this manner need not necessarily be viewed as having made an investment of money. Rather, the Sponsor could argue that these team members have made an investment of labor and effort. As described by the Supreme Court in Daniel, when “an employee is selling his labor primarily to obtain a livelihood, [he] is not

139	E.g., DAO Report, supra note 12.
140	Digital Asset Framework at n.9 (“The lack of monetary consideration for digital assets . . . does not mean that the investment of money prong is not satisfied.”).
141

See In re Tomahawk Exploration LLC, Securities Act Rel. 10530 (Aug. 14, 2018) (issuer distributed tokens “for ‘free’” under a “bounty program” in order to stimulate interest in its “initial coin offering” or “ICO”).

142	SEC v. Rubera, 350 F.3d 1084, 1090 (9th Cir. 2003), quoting Hector v. Wiens, 533 F.2d 429, 432 (9th Cir. 1976).
143

While in the context of analyzing whether a “sale” of a particular security occurred, there may be arguments that any form of benefit to an issuer could be sufficient consideration to constitute a sale subject to Section 5 of the Securities Act. See, e.g., SEC, SEC Brings First Actions to Halt Unregistered Online Offerings of So-Called “Free Stock” (July 22, 1999), https://www.sec.gov/news/headlines/webstock.htm. The question under Howey, however, is whether the asset is a security in the first place, which requires there to be an investment of money, not that the distribution of the asset provided a non-monetary benefit to the issuer. Finding that any asset that is distributed without consideration still involved an “investment of money” and thus constituted a “sale” in violation of Section 5 seems to conflate the two questions in a circular analysis that rewrites the Howey test to not include the first prong. See also Joseph A. Hall, Howey, Ralston Purina and the SEC’s Digital Asset Framework, 52 REV. OF SEC. & COMMODITIES REG. 137 (June 19, 2019), https://www.davispolk.com/files/howey_ralston_purina_sec_digital_asset_framework.pdf (questioning the Digital Asset Framework’s “seemingly contradictory” assertion that the “investment of money” prong of Howey can be satisfied without an investment of money).

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making an investment.”144 There, the Court held that employees who received pension plan participations in return for their labor did not invest money for purposes of the Howey test: “[o]nly in the most abstract sense may it be said that an employee ‘exchanges’ some portion of his labor in return for these possible benefits.”145

At the same time, this argument would be weakened significantly if the Foundation’s employees, as we understand may be the case, received or will receive XLM in lieu of a salary or bonus they would otherwise collect in fiat currency. If so, the SEC staff could argue that the efforts of these individuals are more similar to the employee contributions in a voluntary and contributory stock ownership plan held to be a security in Uselton.146 There, the Tenth Circuit found an investment of money where employees “contributed their legal right to a portion of their wages to [their employer] in return for the right to acquire [the employer’s stock through the stock ownership plan] and to participate in [the employer’s] profit-sharing plan.”147 The employees were thus giving up the “tangible and definable consideration” considered to fulfill this element because, but for their contributions to the plan, the amount of the contributions was guaranteed to be paid to them at the end of every pay cycle. The Sponsor could possibly distinguish this case, however, by noting that Foundation employees are not entitled to any portion of the Foundation’s profits by virtue of holding XLM, which does not pay dividends or otherwise entitle its holders to distributions.

4. Grants

The Foundation has distributed XLM to third parties under various partnership and grant programs, in many cases with the vesting of this XLM dependent upon the third party achieving certain milestones or securing bounties payable based on the development of various improvements to the Stellar Network. These distributions might be characterized as distributions in return for services provided to the protocol, but the Sponsor could argue that these distributions nonetheless should not be viewed as an investment of money by the protocol contributors receiving the grants. Instead, the Sponsor could argue that those third-parties who devote their efforts to the development of the protocol in return for the potential reward of XLM are best analogized to miners of bitcoin or other digital assets that are not securities. Any financial risk to a user of the XLM protocol is associated with the XLM user’s independent success in developing the network, not any “investment of money” under Howey.

B.	In a Common Enterprise

As noted in the Base Memorandum, the Digital Asset Framework does not view the common enterprise prong of Howey as a separate prong requiring its own analysis, and in any case asserts that investments in digital assets generally constitute investments in common enterprises “because the fortunes of digital asset purchasers have been linked to each other or to the success of the promoter’s efforts.”148

It is clear that the value of XLM will depend, at least in part, on the success (or failure) of the SCP core protocol, and therefore there is some common interest among token holders in the Stellar Network’s success. In instances in which a protocol’s founders or centralized entities retain a significant number of tokens, these founders and centralized entities also could be viewed as sharing a common interest.

144	Daniel, 439 U.S. at 560.
145	Id.
146

Commercial Lovelace Motor Freight, Inc., 940 F.2d 564, 574-75 (10th Cir. 1991) (“[T]he ‘investment’ may take the form of ‘goods and services,’ or some other ‘exchange of value,’” but nonetheless must be “tangible and definable consideration.” (citations omitted)).

147	Id.
148	Digital Asset Framework at n.11.

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Because even after the one-time Lumen burn the Foundation and its management team, which overlaps at least in part with the senior management of the Company, continue to control a significant amount of XLM, the SEC or a court could conclude that the common enterprise prong of Howey is satisfied.

Even so, there may be reasonable arguments to the contrary. For example, there is no pro rata sharing of profits or losses among the holders of XLM—indeed there are no profits distributed to token holders. Token holders have no contractual or other rights to profits or losses generated by the SCP protocol or any associated entity, and XLM neither represents an ownership or other economic interest therein nor provides the right to participate in protocol governance. This argument is undercut at least somewhat, however, by the fact that changes to the SCP core protocol may only occur through the CAP process, which is currently controlled by the Foundation,149 meaning that the Sponsor would have difficulty arguing that control of the protocol sits entirely in the hands of the token holders, not the Foundation. Further still, given the events of November 2019, the Foundation evidently has discretion over how it handles its pool of XLM, and can make changes to its mandate without needing to secure the approval of the XLM community. While there are some checks on the Foundation, given that node operators could simply choose not to implement an SCP upgrade endorsed by the Foundation, and given that further shifts in the Foundation’s mandate may cause users and unaffiliated developers to shift their focus to any number of other digital assets also trying to improve payment technologies, it is not clear how compelling the SEC or a court would find these counterarguments. In light of the foregoing, there is a risk that the SEC or a court would find horizontal commonality.150

C.	Made with a Reasonable Expectation of Profits

1.	In General

A key element under Howey that distinguishes those digital assets that are securities from those that are not is whether purchasers of the digital asset have an “expectation of profits”—as opposed to an expectation of actual consumptive use. Where a purchaser is not “‘attracted solely by the prospects of a return’ on his investment . . . [but] is motivated by a desire to use or consume the item purchased . . . the securities laws do not apply.”151 Likewise, the Sponsor could argue that XLM should not primarily provide holders with a reasonable expectation of profits, because XLM has several existing and clear functional uses, which include, but are not limited to, use as payment tool and use to facilitate liquidity on the Stellar Network DEX.

As a general matter, the existence of speculative purchasers of an asset does not, on its own, mean that the asset gives its holders an expectation of profits under Howey.152 Even if some current holders

149

Moreover, as noted above, even a proposal that successfully makes it through the CAP process and is Accepted will not necessarily be implemented by the Foundation with any urgency, and will be subject to the Foundation’s own development priorities for the network.

150

The vertical commonality test is closely tied to the efforts of others analysis, and indeed some federal courts have rejected the broad vertical commonality test because its application would collapse the common enterprise prong of Howey with the efforts of others prong, and in so doing fail to give effect to each of the elements identified by the Supreme Court. See, e.g., Revak v. SEC Realty Corp., 18 F.3d 81, 88 (2d Cir. 1994) (“If a common enterprise can be established by the mere showing that the fortunes of investors are tied to the efforts of the promoter, two separate questions posed by Howey—whether a common enterprise exists and whether the investors’ profits are to be derived solely from the efforts of others—are effectively merged into a single inquiry: whether the fortuity of the investments collectively is essentially dependent upon promoter expertise.” (internal quotation marks omitted)). For that reason, we have omitted a separate discussion of the vertical commonality test here.

151	Forman, 421 U.S. at 852-53.
152

See Sinva, Inc. v. Merrill, Lynch, Pierce, Fenner & Smith, Inc., 253 F. Supp. 359, 367 (S.D.N.Y. 1966) (“The mere presence of a speculative motive on the part of the purchaser or seller does not evidence the existence of an ‘investment contract’ within the meaning of the securities acts. In a sense anyone who buys or sells a horse or an automobile hopes to realize a profitable ‘investment.’”). See also Balestra v. ATBCOIN LLC, 380 F. Supp. 3d 340, 355 (S.D.N.Y. 2019) (“Defendants are correct that ‘[t]he mere presence of a speculative motive on the part of purchaser or seller does not evidence the existence of an investment contract’”) (quoting Sinva).

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of XLM have purchased XLM from the Foundation (or have agreed to receive XLM as compensation for services provided to the Foundation in lieu of other compensation) to speculate on potential increases in value, XLM would still not be a security if, like other commodities, it has real consumptive uses and its value is based on the supply and demand for consuming the commodity, rather than representing an investment in others’ efforts.153 In other words, the possibility of speculation alone would not cause XLM to be a security under the Howey test, because it does not supplant the fundamental consumptive nature of XLM. Instead, the determinative question is whether the digital asset exists in order to provide actual functionality, or instead as a means to share in the profits generated by a venture.154

A hurdle for the Sponsor to overcome in arguing that XLM does not provide its holders with a reasonable expectation of profits is the fact that certain federal court decisions have taken the position that two digital assets, Kin and Grams, were or may be investment contracts, notwithstanding their purported (though speculative) consumptive uses.155 Here, however, XLM’s actual consumptive uses and functionality already exist at a greater level than was the case in either Kik or Telegram, providing a basis to argue that, unlike in Kik and Telegram, XLM’s use case is real, not merely speculative, and the Sponsor could therefore reasonably argue that XLM is not currently a security under the federal securities laws.

In each of Kik and Telegram, the defendant struggled to show that its digital asset was fully functional for the intended use. In each case, because the digital assets purported to be virtual currencies with no other functionality, their issuers would have needed to show at launch that a user base was eager to use and accept, and in fact would use and accept, an unbacked privately generated blockchain token as a general-purpose currency. Even if eventually possible, at time of distribution these use cases were exceedingly speculative, difficult to demonstrate, and likely overstated. In each of Kik and Telegram, the court instead credited the SEC’s arguments that consumptive uses could not reasonably be expected by the purchasers. For example, the Telegram court faulted Telegram for failing to focus its Gram offering on, among others, “mass market individuals who need an alternative for fiat currency.” 156 The court inferred from this fact that such individuals therefore were not likely to use Grams. Similarly, the Kik court cast doubt on Kik’s claims that Kin could be used to pay for “everyday digital services such as chat, social media and payments.”157 This mode of analysis set a high bar: Telegram and Kik were in essence required to prove that their purported digital currency could—at launch—serve as an alternative to the US dollar and other fiat currencies and immediately be useable, and would actually be used, in everyday payment activities.

This is far more than what should be required to prove that XLM has real consumptive uses. XLM at this stage has an extensive and existing track record of actual consumptive use. As laid out above, the Stellar Network and XLM have been used to create over 12,000 unique tokenized digital assets. There are 5.4 million total accounts on the Stellar Network, which during the second quarter of 2021 collectively made 34 million payments and during this same time period average daily volume on the Stellar Network DEX amounted to approximately 7.5 million XLM per day. These transactions are just a small fraction of the

153

See SEC v. Belmont Reid & Co., Inc., 794 F.2d 1388, 1391 (9th Cir. 1986) (contract to sell gold for future delivery was not a security because the buyers’ profits depended upon the world gold market and not any particular skill of the seller); Noa v. Key Futures, Inc., 638 F.2d 77, 79 (9th Cir. 1980) (sale of silver bars was not an investment contract because “[o]nce the purchase of silver bars was made, the profits to the investor depended upon the fluctuations of the silver market, not the managerial efforts of [the sellers].”).

154

SG Ltd., supra note 23, 265 F.3d at 54 (stating the determinative question is whether the consumptive use is merely incidental to the investment transaction or whether the investing aspect is merely incidental to the consumptive use); see also Forman, 421 U.S. at 853 & n.18 (explaining there is a critical distinction between (i) leaseholds sold with the promise of exploratory oil drillings held to be a security in SEC v. C. M. Joiner Leasing Corp., 320 U.S. 344, 348 (1943), and (ii) simple leaseholds, “because the exploratory drillings gave the investments ‘most of their value and all of their lure.’”).

155	SEC v. Telegram Group Inc., No. 19-cv-9439 (S.D.N.Y. March 24, 2020); SEC v. Kik Interactive Inc., No. 19-cv-5244 (S.D.N.Y. Sept. 30, 2020).
156	Telegram, supra note 155 at 29.
157	SEC v. Kik Interactive Inc., supra note 155 at 13.

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overall volume of activity that occurred on the Stellar Network, as represented by the over 437 million operations processed by the Stellar Network in the second quarter of 2021. All of this suggests that XLM has real consumptive uses, and that XLM is in fact used for these purposes.

The Sponsor could also point to other applications that are built on the Stellar Network, all of which require XLM to be used to facilitate operations on the network. For example, as discussed above the Foundation’s Sunship subsidiary appears to operate Vibrant, a Latin America-focused app with thousands of users. As another example, the Foundation’s Q2 2021 report notes that fintech lending platform Tala has announced a partnership with Visa that will “enable [Tala’s] customers to access Stellar USDC through their digital wallets, allowing them to securely store their money, make payments, and spend their USDC at any of the 70 million merchants worldwide that accept Visa.”158 All operations on the Stellar Network, including those described in this paragraph, require the use of XLM to pay “gas” or transaction fees, and thus result in consumptive uses of XLM.

Given the multiple use cases of XLM, the fact that XLM trades on digital currency trading platforms159 may not be as significant as the court found it to be in the Kik and Telegram cases. Unlike digital assets such as Grams, whose only purported use was as virtual “currencies,” and where encouraging speculative trading and resulting volatility would seem to undermine their use as a currency, the price of XLM may fluctuate based on supply and demand because in addition to its potential use as a currency, and similar to digital assets like ETH which the Commission’s staff does not believe are securities, XLM is also necessary to participate in the Stellar Network and pay associated transaction fees. Because priority given to some transactions may be determined by the fees a Stellar Network user is willing to pay, it stands to reason that the price of XLM will be competitive, and will be determined in part by supply and demand of XLM available to be used for such purpose. It is not inconsistent with XLM’s consumptive use for XLM to be available on trading platforms, to ensure that those who need to buy XLM in order to use it to use the Stellar Network or the Stellar Network DEX are able to access XLM in amounts sufficient to meet their needs.

It also notable that the Foundation’s marketing of XLM does not represent that XLM holders should expect capital appreciation or a return on investment. Instead, consistent with its actual use case, XLM is marketed as a payments tool. For example, users are told that the Stellar Network and XLM facilitate the creation, sending and trading of “digital representations of all forms of money: dollars, pesos, bitcoin, pretty much anything.”160 Similarly, in proposing to eliminate the inflationary mechanism, the Foundation’s discussion of the proposal centered on how the proposal would avoid scalability issues in the future and how inflation was unnecessary to incentivize development on the network, rather than focusing on any beneficial effects reducing or eliminating inflation would have on price.161 Even the one-time Lumen burning was consistently framed by the Foundation in terms of the Foundation desiring to hold only the amount of XLM it “need[s]” to further development of the network,162 rather than being framed as an action to support XLM’s price.163

158	Q2 Report, supra n. 4 at 2.
159	The Foundation has represented to the Sponsor that it has not taken any steps to encourage or discourage such secondary market trading.
160

Stellar, Stellar.org. See also id. (“Stellar is an open network for storing and moving money.”). That said, claims by an issuer do not foreclose a finding that purchasers had an expectation of profits. For example, the SEC brought an enforcement action against AirFox’s ICO of AirTokens, notwithstanding that “[t]he terms of AirFox’s initial coin offering purported to require purchasers to agree that they were buying AirTokens for their utility as a medium of exchange for mobile airtime, and not as an investment or a security.” In re CarrierEQ, Inc., D/B/A Airfox, Securities Act Rel. No. 10575 (Nov. 16, 2018).

161	Stellar Development Foundation, Our proposal to disable inflation (Sep. 30, 2019), https://medium.com/stellar-development-foundation/our-proposal-to-disable-inflation-8c9f8b80387.
162

CoinDesk, Stellar’s Foundation Just Destroyed Half the Supply of Its Lumens Cryptocurrency (Nov. 4, 2019), https://www.coindesk.com/stellars-foundation-just-destroyed-half-the-supply-of-its-lumens-cryptocurrency.

163

Others, of course, may have described the burning in other terms. See Decrypt, Stellar (XLM) price rockets 25% as foundation burns 55 billion tokens (Nov. 5, 2019), https://www.yahoo.com/now/stellar-xlm-price-rockets-25-113136130.html; CoinTelegraph, Will Stellar’s 55 Billion XLM Burn Trigger A New Bull Cycle? (Nov. 5, 2019), https://cointelegraph.com/news/will-stellars-55-billion-xlm-burn-trigger-a-new-bull-cycle. As explained above, however, the existence of some speculative purchasers of an asset does not on its own turn that asset into a security. See supra n. 152 and accompanying text.

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The analysis laid out in the Digital Asset Framework would also support an argument by the Sponsor that XLM holders do not have a reasonable expectation of profits. XLM is usable “immediately . . . to make payments in a wide variety of contexts” and “actually operates as a store of value that can be saved, retrieved, and exchanged for something of value at a later time,” characteristics the SEC staff views as indicating that “the instrument is offered and sold for use or consumption by purchasers” and that the Howey test is not met.164

2.	Distinguishing the SEC’s Pending XRP Enforcement Litigation

The SEC’s pending litigation action against XRP, if ultimately successful, would present additional complications for above analysis, given the similarities between XRP and XLM.165 Nonetheless, even if the SEC’s arguments in the Ripple case prove persuasive to a court, the Sponsor may be able to distinguish XLM’s use from that of XRP.

First, as noted above, XLM and the Stellar Network have functionalities that XRP currently does not.166 XLM, unlike XRP, is not only a “bridge currency” – it is also a digital asset usable on the Stellar Network’s decentralized exchange, and a digital asset usable to facilitate creation of other tokenized assets. This is not only theoretical – hundreds of millions of dollars of these tokenized assets change hands on the Stellar Network decentralized exchange each quarter.167

Second, the Sponsor may be able to argue that the use case of XLM is more readily supported by the evidence than the use case of XRP argued by the defendants in the SEC’s action. As discussed above, the SEC has attempted to argue that only one use of case of XRP exists (ODL) and that this use case represents only a tiny percentage of the transactions in XRP. There is at least some evidence to suggest that the non-speculative use cases of XLM are proportionally greater with respect to overall XLM transactions than what the SEC characterized as the non-speculative (i.e., ODL) use cases of XRP in comparison to overall XRP transactions. For example, as noted above, in the second quarter of 2021 there were approximately 5.4 million total accounts on the Stellar Network, which during the second quarter of 2021 collectively made 34 million payments, representing an approximately 159% increase year-over-year. Of course, were the SEC to bring an enforcement action against the Company or the Foundation with respect to XLM, it may assert that some or all of what the Foundation characterizes as 34 million payments were in fact speculative transactions involving XLM.

D.	From the Efforts of Others

1.	In General

The final prong of the Howey test considers whether “the efforts made by those other than the investor [are] the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.”168

164	Digital Asset Framework, supra note 7.
165

For example, as with XRP, XLM has been sold to investors at discounted prices, a fact which could be used by the SEC to argue that those who received XRP at a discount reasonably expected profits from their expected resales.

166

In July 2021, Ripple announced plans to “expand[] from a cross-border payments network to a platform providing tokenized services that will bring crypto capabilities to the enterprise and prepare them for a future where crypto is front and center.” See Ripple, Evolving RippleNet for a Tokenized Future (July 7, 2021), https://ripple.com/insights/evolving-ripplenet-for-a-tokenized-future/. The details of these plans, including the role of XRP in creating such tokenized assets, remain unclear.

167	See supra n. 64 and accompanying text.
168	SEC v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476, 482 (9th Cir. 1973).

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The role of the Foundation is such that it may be difficult for the Sponsor to argue persuasively that holders of XLM are not at all dependent upon the efforts of the Foundation.169 The Foundation continues to control a significant amount of XLM, and continues to lead the technical development of the Stellar Network. Unlike certain other digital assets where the involvement of a company or a foundation may be analogized to that of a trade association engaged in relatively passive efforts to support an ecosystem and promote a protocol, here the involvement of the Foundation appears more significant. Even under the Foundation’s revised mandate, the Foundation’s road map contemplates a further significant role for the Foundation across a number of dimensions, as the Foundation will have the power to allocate billions of dollars’ worth of XLM to projects intended to further the development of the Network.

While the community has the ability to offer input on the Foundation’s uses of XLM, and although the Foundation’s uses of XLM are in theory constrained by its status as a Delaware nonprofit, nonstock corporation, it is not clear how meaningful these constraints are in actuality, given the abrupt one-time Lumen burning and shift in the Foundation’s mandate. Even when the Foundation describes the input it receives from third parties, the participation of such third parties or their ability to exert any control over the Foundation appears to be relatively low-level.170 All of this may be used by the SEC or a court to suggest that holders of XLM continue to expect the Foundation to exert significant managerial efforts over the Stellar Network. The SEC or a court would be helped in this regard by the Foundation’s own statements that it has mapped out the next ten years of Stellar’s growth.171

All that said, Howey requires that the efforts of others in question be “the undeniably significant ones” that are “essential” to the failure or success of the enterprise. The Sponsor would not be entirely without arguments that the efforts of the Foundation, though not irrelevant to XLM, do not rise to the level of such significance. For example, contrary to what might have been expected, the one-time Lumen burn in November 2019, representing around a 50% reduction in the supply of XLM, does not appear to have supported the price of XLM. In fact, although the price of XLM briefly rose following the announcement of the burning,172 this increased price level did not persist, and the price of XLM a month later was less than $0.10, well below the $0.25 price at which XLM was trading in the period immediately prior to the announcement of the burning.173 This suggests that the price of XLM, and thus any returns theoretically available to XLM holders is not closely tied to the actions or inactions of the Foundation, but is instead, like the price of other commodities, dependent on broader market factors.174 And even if the broad digital asset community reasonably expects the Foundation to support the development of the Stellar Network, it does not necessarily follow that holders of XLM should reasonably expect those development efforts to generate

169

As noted above, the role of the Company in the development of XLM, and the extent of the Company’s interconnections with the Foundation, is not clear. To the extent that facts come to light to suggest that Company is an identifiable other upon which holders of XLM could rely to generate profits, the analysis on this Howey prong, and indeed in this Annex C as a whole, could change significantly. Because the Foundation has not provided sufficient information as to the role of the Company to enable us to analyze its role in this regard, the discussion focuses on the role of the Foundation. However, the fact that little public information exists regarding the role and activities of the Company could suggest that XLM holders could not be relying on it.

170	See Section II.C.2. above (describing approximately 50 non- Foundation affiliated members of the dev mailing list and approximately 20 non- Foundation affiliated participants on the GitHub).
171	Stellar, SDF’s Next Steps, supra n. 88
172	See Decrypt, supra n. 163
173	See CoinDesk, Stellar (XLM), https://www.coindesk.com/price/stellar (last accessed July 25, 2021).
174

Of course, price data is susceptible to multiple interpretations – perhaps the price increase of XLM was not sustained because XLM holders were disappointed with the Foundation’s decision to spend less XLM on development activities under the revised mandate, or XLM’s price simply reflects correlation with broader digital asset prices, as the value of Bitcoin appears to have fallen during the same timeframe.

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profits based on the appreciation of XLM. Indeed, actions that the Foundation takes to support the development of the Network may mean that profit generation becomes less likely, at least in the short term. For example, if – as the SEC asserts in its XRP enforcement action – distributions of a digital asset to third party developers is really just a disguised way to get more of a digital asset into circulation, that increased market supply of XLM could result in downward pressure on the price of XLM. Furthermore, to the extent that certain aspects of XLM could reasonably suggest that profits may be generated by the Network – for instance, through the burning of XLM in the fee pool – these theoretical profits now occur through the operation of the existing network code, not from the efforts of others.

In addition, the fact that a digital asset has a core team responsible for implementing updates should not, on its own, mean that the digital asset is a security under Howey. For instance, BTC’s core developers, known as Bitcoin Core, have ultimate control over reviewing and implementing Bitcoin Improvement Proposals into Bitcoin’s most commonly used software implementation (also called Bitcoin Core).175 The current maintainer of Bitcoin Core is an individual named Wladimir J. van der Laan, who took over from Gavin Andresen, the individual designated by Satoshi Nakamoto as the lead developer of Bitcoin Core.176 Bitcoin Core is not subject to oversight or selection by members of the broader Bitcoin community.

Finally, the Sponsor would also be able to argue that the Foundation’s ability to in the future again burn Lumens and/or change its mandate should not be relevant to the Howey efforts of others analysis at this time. This would be consistent with the statements made by then-Director Hinman and then-Chairman Clayton: the status of a digital asset as a security may change over time, and the fact that a digital asset could in theory one day be a security under Howey says nothing about whether a digital asset is currently a security under Howey.

2.	The SEC’s XRP Pending Enforcement Litigation

As the above discussion makes clear, even before the SEC’s XRP enforcement action, the Sponsor would have had at least some difficulty arguing that the efforts of others prong of Howey was not satisfied. The arguments made by the SEC in its XRP enforcement action, if ultimately adopted by a court, would further complicate the analysis. This is because the SEC’s complaint asserts that expectations of profits from the efforts of others can be generated not only by statements of another with respect to their intended efforts to generate appreciation in the value of a particular digital asset, but also by more general statements about intended efforts to promote a network on which a particular digital asset is used. Moreover, holders of XLM are in a similar position to holders of XRP, in that, like holders of XRP with respect to proceeds generated by Ripple and its executives from XRP sales, holders of XLM have no meaningful control or authority over how the proceeds of XLM sales are spent by the Foundation. Furthermore, the SEC’s complaint suggests that even development by third parties may be viewed as part and parcel of the Foundation’s own development efforts, if development grants are given to third parties with the expectation that those third parties will sell their XLM into the public markets or without the Foundation taking steps to prevent them from doing so.

Nonetheless, the Sponsor could offer arguments distinguishing other aspects of the Foundation’s activities from those of Ripple. For example, based on publicly available materials, the Foundation’s efforts appear

175

Bitcoin Improvement Proposals, Github.com (last accessed July 23, 2021), https://github.com/bitcoin/bips (explaining that approval of BIPs is required before their implementation into Bitcoin Core); Aaron van Wirdum, A Primer on Bitcoin Governance, or Why Developers Aren’t in Charge of the Protocol, Bitcoin Magazine (Sep. 7, 2016), https://bitcoinmagazine.com/articles/a-primer-on-bitcoin-governance-or-why-developers-aren-t-in-charge-of-the-protocol-1473270427/. That said, Bitcoin nodes may also run on other software implementations, for which Bitcoin Core is not responsible.

176

Wladimir J. van der Laan, Bitcoinwiki.org (last accessed July 23, 2021), https://en.bitcoinwiki.org/wiki/Wladimir_van_der_Laan; Gavin Andresen, Bitcoinwiki.org (last accessed July 21, 2021), https://en.bitcoinwiki.org/wiki/Gavin_Andresen.

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to have been comparatively less focused on fostering liquidity and a trading market in XLM than were the efforts of Ripple to foster such a trading market in XRP. The Foundation’s efforts to support XLM as nonprofit corporation are also arguably fundamentally different from those of Ripple as a for-profit entity. According to the SEC’s telling, Ripple’s sole goal was to increase the price of XRP, and thus the value of Ripple itself. The Foundation, in contrast, is willing to take actions harmful to its immediate bottom line – for example, burning billions of dollars’ worth of its own XLM – if it believes those actions are in the best interest of the Stellar Network. Relatedly, the marketing efforts of the Foundation as compared to the efforts of Ripple and its executives appear to be much less focused on touting XLM as an investment or as a return-generating asset. And in contrast to Ripple’s sales of XRP to “investment funds, wealthy individuals or other sophisticated investors,”177 much (though perhaps not all178) of the Foundation’s distributions of XLM appear to have focused on blockchain users who are more likely to have actual use of XLM. Finally, the Sponsor may also be able to argue that, unlike Ripple and its executives are alleged to have done, the Foundation has not conducted any of its buying and selling of XLM in order to support XLM’s market price.

Ultimately, whether the Sponsor could credibly make any of the arguments described above would depend at least in part on facts not made available to us in preparing this Annex C.

IV.	Conclusion

XLM may satisfy at least certain prongs of the Howey test, at least with respect to certain holders, and particularly if the SEC’s legal arguments in the pending XRP enforcement litigation are adopted by a court. Whatever the outcome of the XRP case, the Howey test will continue to require that all four prongs be satisfied before a digital asset will be considered to be a security under the federal securities laws. Because XLM has a real, demonstrated consumptive use, there are arguments available to the Sponsor that XLM is a consumable commodity with actual utility, such as a dwelling or a physical commodity like gold. This would support an argument that even if the valuation of XLM may fluctuate, the reasonable expectation of profits prong of the Howey test is not satisfied, and therefore XLM would not be a security under the Howey test.

177	XRP Complaint at 13.
178	As noted above, information provided to the Sponsor by the Foundation refers, without further explanation, to certain sales to “partners and friends.”